Exhibit 2.1

Execution Version

CERTAIN INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. THE OMITTED PORTIONS OF THIS DOCUMENT ARE INDICATED BY [***].

AGREEMENT AND PLAN OF MERGER

by and among

WASTE MANAGEMENT, INC.,

STAG MERGER SUB INC.

and

STERICYCLE, INC.

Dated as of June 3, 2024

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ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		33

4.1	Corporate Organization	33
4.2	Authority; Execution and Delivery; Enforceability	33
4.3	No Conflicts	34
4.4	Legal Proceedings	34
4.5	Debt Financing; Sufficient Funds	34
4.6	Proxy Statement	35
4.7	Ownership of Company Capital Stock	35
4.8	Solvency	35
4.9	Ownership of Merger Sub	35
4.10	No Stockholder and Management Arrangements	35
4.11	Broker’s Fees	36
4.12	No Other Representations and Warranties	36

ARTICLE 5 COVENANTS		37

5.1	Conduct of Business by the Company Pending the Closing	37
5.2	Access to Information; Confidentiality	41
5.3	No Solicitation	42
5.4	SEC Filings; Other Actions	47
5.5	Reasonable Best Efforts	49
5.6	Certain Notices and Acknowledgements	51
5.7	Public Announcements	51
5.8	Employee Benefit Matters	52
5.9	Indemnification	55
5.10	Parent Agreements Concerning Merger Sub	56
5.11	Takeover Statutes	57
5.12	Section 16 Matters	57
5.13	Stockholder Litigation	57
5.14	Stock Exchange Delisting	57
5.15	Transfer Taxes	57
5.16	FIRPTA Certificate	58
5.17	Actions with Respect to Existing Change of Control Notes	58
5.18	Financing Cooperation	59
5.19	Updated Schedule and Information	61

ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE MERGER		61

6.1	Conditions to Obligations of Each Party under this Agreement	61
6.2	Conditions to Obligations of the Company under this Agreement	62
6.3	Conditions to Obligations of Parent and Merger Sub under this Agreement	62

ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER		63

7.1	Termination	63

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7.2	Effect of Termination	65
7.3	Termination Fees	65
7.4	Amendment	67
7.5	Waiver	68

ARTICLE 8 GENERAL PROVISIONS		68

8.1	Non-Survival of Representations and Warranties	68
8.2	Fees and Expenses	68
8.3	Notices	68
8.4	Certain Definitions	69
8.5	Terms Defined Elsewhere	77
8.6	Headings	81
8.7	Severability	81
8.8	Entire Agreement	81
8.9	Assignment	81
8.10	No Third Party Beneficiaries	81
8.11	Mutual Drafting; Interpretation	82
8.12	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	82
8.13	Counterparts	83
8.14	Specific Performance	83
8.15	Financing Provisions	84

Exhibit A  Form of Certificate of Incorporation of Surviving Corporation

Exhibit B  Form of Bylaws of Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of June 3, 2024 (this “Agreement”), is made by and among Waste Management, Inc., a Delaware corporation (“Parent”), Stag Merger Sub Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and Stericycle, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

A. The Company, Parent and Merger Sub desire to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), pursuant to which, except as otherwise provided in Section 2.1, each share of common stock, par value $0.01 per share, of the Company (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration.

B. The Board of Directors of Merger Sub has, upon the terms and subject to the conditions set forth herein, approved and declared it advisable for Merger Sub to enter into this Agreement and consummate the transactions contemplated hereby, including the Merger.

C. The Board of Directors of Parent (the “Parent Board”) has, upon the terms and subject to the conditions set forth herein, approved this Agreement and the transactions contemplated hereby, including the Merger, and Parent, as the sole stockholder of Merger Sub, has duly executed and delivered to Merger Sub and the Company a written consent, to be effective by its terms immediately following execution of this Agreement, adopting this Agreement.

D. The Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement be submitted to the stockholders of the Company for its adoption, and (iv) recommended that the Company’s stockholders adopt this Agreement.

E. Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and an indirect wholly-owned Subsidiary of Parent. The Merger shall be effected pursuant to the DGCL and shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation. The Merger and other transactions contemplated by this Agreement are referred to herein as the “Transactions”.

(b) At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the certificate of incorporation of the Surviving Corporation shall be amended so as to read in its entirety in the form set forth as Exhibit A hereto, and as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (subject to Section 5.9). In addition, the Company and the Surviving Corporation shall take all necessary action such that, at the Effective Time, the bylaws of the Surviving Corporation shall be amended so as to read in its entirety in the form set forth as Exhibit B hereto, and as so amended shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (subject to Section 5.9).

(c) At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the directors of Merger Sub immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time shall become the directors of the Surviving Corporation, each to hold office, from and after the Effective Time, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time, from and after the Effective Time, shall become the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(d) If, at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

1.2 Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place at 8:00 a.m., local time, as soon as possible, but in any event no later than three (3) Business Days after satisfaction or waiver of all of the applicable conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), via electronic exchange of signature pages unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to as the “Closing Date”. On the Closing Date, Merger Sub and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger (such date and time at which the Merger becomes effective hereinafter referred to as the “Effective Time”).

ARTICLE 2

CONVERSION OF SECURITIES IN THE MERGER

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled or converted pursuant to Section 2.1(b) or Dissenting Shares, shall be converted automatically into the right to receive $62.00 per Share payable net to the holder in cash, without interest (the “Merger Consideration”), subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, upon surrender of the Certificates or Book-Entry Shares in accordance with Section 2.2. As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.2.

(b) Treatment of Treasury Shares and Parent-Owned Shares. Each Share directly held by the Company (including shares held as treasury stock) or held directly by Parent or Merger Sub, in each case, immediately prior to the Effective Time, shall automatically be cancelled and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof. Each Share held by any Subsidiary of either the Company or Parent (other than Merger Sub) immediately prior to the Effective Time, if any, shall be converted into a number of fully paid and nonassessable shares (or fractional shares) of common stock of the Surviving Corporation such that each such Subsidiary owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.

(c) Merger Sub Equity Interests. All outstanding shares of capital stock of Merger Sub held immediately prior to the Effective Time shall be converted into and become (in the aggregate) one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation with the same rights, powers, and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates, if any, representing shares of Merger Sub common stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

2.2 Payment for Securities; Surrender of Certificates.

(a) Paying Agent. At or prior to the Effective Time, Parent shall designate a nationally recognized bank or trust company to act as the paying agent (the identity and terms of designation and appointment of which shall be reasonably acceptable to the Company) for purposes of effecting the payment of the Merger Consideration in connection with the Merger in accordance with this Article 2 (the “Paying Agent”). Parent shall pay, or cause to be paid, the fees and expenses of the Paying Agent. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration to which holders of Shares shall be entitled at the Effective Time pursuant to this Agreement. In the event such deposited funds are insufficient to make the payments contemplated pursuant to Section 2.1(a), Parent shall promptly deposit, or cause to be deposited, with the Paying Agent such additional funds to ensure that the Paying Agent has sufficient funds to make such payments. Such funds shall be invested by the Paying Agent as directed by Parent, pending payment thereof by the Paying Agent to the holders of the Shares in accordance with this Article 2; provided that any such investments shall be in obligations of, or guaranteed by, the United States government or rated A-1 or P-1 or better by Moody’s Investor Service, Inc. or Standard & Poor’s Corporation, respectively. Earnings from such investments shall be the sole and exclusive property of the Surviving Corporation, and no part of such earnings shall accrue to the benefit of holders of Shares.

(b) Procedures for Surrender.

(i) Certificates. As soon as practicable after the Effective Time (and in no event later than three (3) Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Shares represented by certificates (the “Certificates”), which Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall otherwise be in such form as Parent and the Paying Agent shall reasonably agree; and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(e)) in exchange for payment of the Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(e)) to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates, the Paying Agent or such other agent, in accordance with the letter of transmittal and instructions, shall transmit to the holder of such Certificates the Merger Consideration for each Share formerly represented by such Certificates (without interest and subject to any withholding of Taxes required by applicable Law as provided in Section 2.5), and any Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, except for Certificates representing Dissenting Shares, which shall be deemed to represent only the right to receive payment of the fair value of such Shares in accordance with and solely to the extent provided by Section 262 of the DGCL.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of non-certificated Shares represented by book-entry (“Book-Entry Shares”) shall be required to deliver a Certificate or, in the case of holders of Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal to the Paying Agent, to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.1(a). In lieu thereof, each holder of record of one or more Book-Entry Shares held through The Depository Trust Company whose Shares were converted into the right to receive the Merger Consideration shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver to The Depository Trust Company or its nominee as promptly as practicable after the Effective Time, in respect of each such Book-Entry Share a cash amount in immediately available funds equal to the Merger Consideration (without interest and subject to any withholding of Taxes required by applicable Law as provided in Section 2.5), and such Book-Entry Shares of such holder shall be cancelled. As soon as practicable after the Effective Time (and in no event later than three (3) Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Book-Entry Shares not held through The Depository Trust Company: (A) a letter of transmittal, which shall be in such form as Parent and the Paying Agent shall reasonably agree; and (B) instructions for returning such letter of transmittal in exchange for the Merger Consideration. Upon delivery of such letter of transmittal, in accordance with the terms of such letter of transmittal, duly executed, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor a cash amount in immediately available funds equal to the Merger Consideration (without interest and subject to any withholding of Taxes required by applicable Law as provided in Section 2.5), and such Book-Entry Shares so surrendered shall at the Effective Time be cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares so surrendered shall only be made to the Person in whose name such Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, except for Book-Entry Shares representing Dissenting Shares, which shall be deemed to represent the right to receive payment of the fair value of such Shares in accordance with and solely to the extent provided by Section 262 of the DGCL.

(c) Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided, and in accordance with the procedures set forth, in this Agreement.

(d) Termination of Fund; Abandoned Property; No Liability. Any portion of the funds (including any interest received with respect thereto) made available to the Paying Agent that remains unclaimed by the holders of Certificates or Book-Entry Shares on the first anniversary of the Effective Time will be returned to the Surviving Corporation or an affiliate thereof designated by the Surviving Corporation, upon demand, and any such holder who has not tendered its Certificates or Book-Entry Shares for the Merger Consideration in accordance with Section 2.2(b) prior to such time shall thereafter look only to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar applicable Laws) for delivery of the Merger Consideration, without interest and subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, in respect of such holder’s surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b). Any portion of the Merger Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation or an affiliate thereof designated by the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, Merger Sub, the Surviving Corporation, the Paying Agent or their respective affiliates will be liable to any holder of a Certificate or Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar applicable Law. Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.2(a) to pay for Shares for which appraisal rights have been perfected shall be returned to the Surviving Corporation, upon demand.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1(a). Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in a reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.3 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary (but subject to the provisions of this Section 2.3), Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration. At the Effective Time, all Dissenting Shares shall be cancelled and cease to exist, and the holders of Dissenting Shares shall only be entitled to the rights granted to them under the DGCL with respect to such Dissenting Shares. If any such holder fails to perfect or otherwise waives, withdraws or loses his, her or its right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Merger Consideration, without interest and subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, upon surrender of the Certificates or Book-Entry Shares that formerly evidenced such Shares in the manner provided in Section 2.2. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to direct and participate in all negotiations and proceedings with respect to such demands for appraisal. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or offer to settle or compromise, or settle or compromise, any such demands, or agree to do any of the foregoing.

2.4 Treatment of Options, Restricted Stock Units, Performance Stock Units and Employee Stock Purchase Plan.

(a) Treatment of Options. At the Effective Time, each option to purchase Shares (each a “Company Option”) that is fully vested and outstanding immediately prior to the Effective Time shall automatically and without any required action on the part of the holder thereof or the Company, be cancelled and converted into the right to receive (without interest) an amount of cash equal to the product of (x) the total number of Shares underlying the Company Option multiplied by (y) the excess, if any, of the Merger Consideration over the exercise price of such Company Option; provided, however, that any such Company Option with respect to which the exercise price subject thereto is equal to or greater than the Merger Consideration shall be canceled for no consideration.

(b) Treatment of Restricted Stock Units and Performance Stock Units for Continuing Employees. At the Effective Time, each outstanding award of Company restricted stock units (including deferred stock units and awards based on performance conditions) (“Company RSUs”) held by Continuing Employees shall be assumed by Parent and converted into a restricted stock unit award with respect to Parent common stock (each, an “Assumed Restricted Stock Unit Award”). At the Effective Time, each Assumed Restricted Stock Unit Award shall (i) relate to a number of whole shares of Parent common stock (rounded to the nearest whole share) equal to (x) the total number of Shares underlying such award of Company RSUs, multiplied by (y) the Equity Award Exchange Ratio, (ii) to the extent that such Company RSU was subject to performance-based vesting conditions for performance periods that had not ended prior to the Effective Time, be deemed to be earned based on target performance levels immediately prior to the Effective Time, and (iii) otherwise be subject to substantially the same terms and conditions (including as to time-based vesting, terms related to retirement and treatment upon termination, settlement and forfeiture events, but excluding, for the avoidance of doubt, any performance-based vesting conditions) as were applicable to the corresponding Company RSU immediately prior to the Effective Time, except as to terms rendered inoperative by reason of the transactions contemplated by this Agreement, or any such immaterial administrative or ministerial changes as the Parent Board may determine in good faith are appropriate to effectuate the administration of the Assumed Restricted Stock Unit Award.

(c) Treatment of Remaining Restricted Stock Units and Performance Stock Units. At the Effective Time, each Company RSU (including deferred stock units and awards based on performance conditions) which is held by an employee or other service provider who will terminate employment or service with the Company prior to or in connection with the Closing (including any director of the Company) shall, automatically and without any required action on the part of the holder thereof or the Company, be cancelled and be converted into the right to receive (without interest) an amount in cash equal to (x) the total number of Shares underlying such award of Company RSUs (with performance-based awards being converted at target performance levels), multiplied by (y) the Merger Consideration.

(d) Payment by Surviving Corporation. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay to (i) the holders of applicable Company Options the amounts described in Section 2.4(a) and (ii) the Non-Continuing Employees holding vested Company RSUs the amounts described in Section 2.4(b), in each case, less any Taxes required to be withheld with respect to each such payment, as soon as practicable following the Closing Date, through the Surviving Corporation’s payroll system, but not later than five (5) Business Days following the Closing Date. Notwithstanding the foregoing, to the extent that any amounts payable under this Section 2.4 relate to a Company RSU that is nonqualified deferred compensation subject to Section 409A of the Code, Parent or the Surviving Corporation shall pay such amounts (less any Taxes required to be withheld with respect thereto) as promptly as is practicable following the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Company RSU, as applicable, and that will not trigger a Tax or penalty under Section 409A of the Code (after taking into account actions taken under Treas. Reg. 1.409A-3(j)(4)(ix)), but in no event later than five (5) Business Days after such time.

(e) Company ESPP. The Company Board (or, if appropriate, the committee administering the Company’s Amended and Restated Employee Stock Purchase Plan

(the “Company ESPP”)) will take all actions reasonably necessary with respect to the Company ESPP to provide that (A) except for the offering periods under the Company ESPP in effect on the date hereof (the “Final Offering Periods”), no new offering period will commence following the date hereof unless and until this Agreement is terminated; and (B) from and after the date hereof, no new participants will be permitted to participate in the Company ESPP and participants will not be permitted to increase their payroll deductions or purchase elections from those in effect on date of this Agreement. If the Effective Time occurs: (i) during one or more of the Final Offering Periods, (A) the final exercise date(s) under the Company ESPP shall be such date as the Company determines in its sole discretion (provided that such date shall be no later than the date that is five (5) days prior to the Effective Time) (the “Final Exercise Date”), and (B) each Company ESPP participant’s accumulated contributions under the Company ESPP shall be used to purchase whole Shares in accordance with the terms of the Company ESPP as of the Final Exercise Date, which Shares, to the extent outstanding immediately prior to the Effective Time, shall be cancelled at the Effective Time in exchange for the right to receive the Merger Consideration in accordance with Section 2.1(a); or (ii) after the end of the Final Offering Period(s), all amounts allocated to each participant’s account under the Company ESPP at the end of such Final Offering Periods shall thereupon be used to purchase whole Shares under the terms of the Company ESPP for such offering period, which Shares, to the extent outstanding immediately prior to the Effective Time, shall be canceled at the Effective Time in exchange for the right to receive the Merger Consideration in accordance with Section 2.1(a). As promptly as practicable following the purchase of Shares in accordance with the foregoing clauses (i) or (ii), the Company shall return to each participant the funds, if any, that remain in such participant’s account after such purchase. As of the Effective Time, the Company ESPP shall be terminated and no further Shares in the Company or other rights with respect to Shares shall be granted thereunder.

(f) Board Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take such other actions as are reasonably necessary and appropriate (including using commercially reasonable efforts to obtain any required consents) to effect the transactions described in this Section 2.4, which shall apply notwithstanding any award or similar agreement.

2.5 Withholding Rights. The Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent, each of their respective affiliates and any other applicable withholding agent, as the case may be, shall be entitled to deduct or withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under applicable Law; provided, however, that the parties hereto agree that the consideration payable or otherwise deliverable pursuant to this Agreement shall not be subject to withholding under Section 1445 of the Code or the Treasury Regulations promulgated thereunder so long as the certificate contemplated by Section 5.16 is delivered to Parent prior to the Closing Date, except to the extent required pursuant to a change in applicable Law after the date of this Agreement. To the extent that amounts are so deducted or withheld and paid to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

2.6 Adjustments. In the event that, between the date of this Agreement and the Effective Time, any change in the number of outstanding Shares, any change in the number of securities or instruments that are convertible, exchangeable or exercisable into or for Shares or any change in the number of Shares into or for which any securities or instruments are convertible, exchangeable or exercisable shall occur, in each case, as a result of any stock split, reverse stock split, stock dividend (including any dividend or distribution of Equity Interests convertible into or exchangeable for Shares), recapitalization, reclassification, combination, exchange of shares or other similar event, the Merger Consideration shall be equitably adjusted to reflect such event and to provide to holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.6 shall be deemed to permit or authorize the Company to take any such action or effect any such change that it is not otherwise authorized or permitted to take pursuant to Section 5.1.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure schedule delivered by the Company to Parent and Merger Sub (the “Company Disclosure Schedule”) concurrently with the execution of this Agreement (with specific reference to the representations and warranties in this Article 3 to which the information in such schedule relates; provided that disclosure in the Company Disclosure Schedule as to a specific representation or warranty shall qualify any other sections of this Agreement to the extent (notwithstanding the absence of a specific cross reference) its relevance as an exception to (or disclosure for purposes of) such other representation or warranty is reasonably apparent on the face of such disclosure), and (b) as otherwise disclosed or identified in the Company SEC Documents filed prior to the date hereof (other than any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Company SEC Documents but including any historical or factual matters disclosed in such sections); provided, that this clause (b) shall not apply to the representations and warranties that call for a list of responsive items set forth in Sections 3.2(b), 3.2(c), 3.11(a), 3.12(a), 3.14(a), 3.14(b), 3.16(a) and 3.17(a), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Corporate Organization. Each of the Company and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted, except where the failure to be in good standing, if applicable, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a material adverse effect on the ability of the Company to perform any of its obligations under, or to consummate the transactions contemplated by, this Agreement. Each of the Company and its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a material adverse effect on the ability of the Company to perform any of its obligations under, or to consummate the transactions contemplated by, this Agreement. The copies of the Amended and Restated Certificate of Incorporation (the “Company Charter”) and Amended and Restated Bylaws (the “Company Bylaws”) of the Company, as most recently filed with the Company SEC Documents, are complete and correct copies of such documents as in effect as of the date of this Agreement. The Company is not in violation of any of the provisions of the Company Charter or the Company Bylaws.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of one hundred twenty million (120,000,000) Shares and one million (1,000,000) shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of May 30, 2024, (i) 92,799,981 Shares (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) zero Shares were held in the treasury of the Company, (iii) 509,002 Shares are subject to outstanding Company Options, 657,715 Shares are subject to Company RSUs that are solely subject to time-based vesting conditions and 520,132 Shares are subject to Company RSUs that are subject to performance-based vesting or forfeiture conditions (assuming target level of performance), (iv) 327,978 Shares are reserved for issuance under the Company ESPP, (v) 5,044,464 Shares are reserved for issuance under the 2021 Plan, and (vi) no shares of Company Preferred Stock were issued and outstanding. There are no outstanding Company Options that are subject to vesting. Except for an aggregate amount of not more than 327,978 Shares attributable to purchase rights under the Company ESPP, Company Options to purchase Shares, and Company RSUs convertible into Shares (assuming target level of performance with respect to Company RSUs that are subject to performance-based vesting or forfeiture conditions), there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of the Company, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company. Since May 30, 2024 and prior to the date of this Agreement, except for the issuance of Shares under (i) the Company’s 2021 Long-Term Incentive Plan (the “2021 Plan”), (ii) the Company ESPP, (iii) the Company’s 2017 Long-Term Incentive Plan, (iv) the Company’s 2014 Incentive Stock Plan and (v) the Company’s 2011 Incentive Stock Plan, each as amended from time to time (collectively, the “Company Equity Plans”) in accordance with their terms, the Company has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 3.2(a).

(b) The Company has previously provided Parent with a complete and correct list, as of May 30, 2024, of each outstanding Company Option and Company RSU, the holder thereof and, with respect to each Company Option, the exercise price and expiration date thereof. All Shares subject to issuance under the Company Equity Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be validly issued, fully paid, nonassessable and free of preemptive rights. There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption, acquisition or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any Shares or any capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries.

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth a complete and correct list of all of the Subsidiaries of the Company and the authorized, issued and outstanding Equity Interests of each such Subsidiary. All of the issued and outstanding Equity Interests of each Subsidiary of the Company are fully paid, non-assessable, free of preemptive rights and are owned by the Company, directly or through its Subsidiaries, free and clear of any Liens (other than Permitted Liens). None of the Company or any of its Subsidiaries holds an Equity Interest in any other Person. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other Person, other than guarantees by the Company of any indebtedness or other obligations of any wholly-owned Retained Subsidiary of the Company.

(d) None of the Shares or any Equity Interest in the Company are owned by any Subsidiary of the Company.

3.3 Authority; Execution and Delivery; Enforceability.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and, subject to the receipt of the Company Stockholder Approval, to consummate the Transactions. The execution and delivery by the Company of this Agreement, the performance and compliance by the Company with each of its obligations herein, and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject to receipt of the Company Stockholder Approval, and no other corporate proceedings on the part of the Company and no other stockholder votes are necessary to authorize this Agreement or the consummation by the Company of the Transactions. The Company has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally or by and general equitable principles.

(b) The Company Board, at a meeting duly called and held, adopted resolutions (i) determining that the Transactions, including the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of the Company for its adoption, and (iv) recommending that the Company’s stockholders adopt this Agreement (the “Company Board Recommendation”).

(c) Subject to the accuracy of Section 4.7, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar Law are not applicable to this Agreement and the Transactions, including the Merger. Accordingly, neither Section 203 nor any other takeover, anti-takeover,

“business combination,” “fair price,” “moratorium,” “control share acquisition,” or similar Law or any anti-takeover provision in the Company’s certificate of incorporation or bylaws applies to this Agreement, the Merger or the other Transactions. There is no rights agreement, stockholder rights plan, tax preservation plan, net operating loss preservation plan or “poison pill” anti-takeover plan in effect to which the Company or any of its Subsidiaries is subject, party to or otherwise bound.

(d) The only vote of holders of any class or series of Shares or other Equity Interests of the Company necessary to adopt and approve this Agreement is the adoption of this Agreement by the holders of a majority of the voting power represented by the Shares that are outstanding and entitled to vote thereon at the Company Meeting (the “Company Stockholder Approval”). No other vote of the holders of Shares or any other Equity Interests of the Company is necessary to consummate the Transactions.

3.4 No Conflicts.

(a) The execution and delivery of this Agreement by the Company does not and will not, and the performance of this Agreement by the Company will not, (i) assuming the Company Stockholder Approval is obtained, conflict with or violate any provision of the Company Charter or the Company Bylaws or any equivalent organizational documents of any Subsidiary of the Company, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) on any property or asset of the Company or any of its Subsidiaries pursuant to, any Contract or Permit to which the Company or any of its Subsidiaries is party, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on the ability of the Company to perform any of its obligations under, or to consummate the transactions contemplated by, this Agreement.

(b) The execution and delivery of this Agreement by the Company does not and will not, and the consummation by the Company of the Transactions and compliance by the Company with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) under the Exchange Act and the rules and regulations of the NASDAQ, (ii) under the HSR Act and any applicable requirements of any other Competition Laws, (iii) the filing and recordation of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on the ability of the Company to perform any of its obligations under, or to consummate the transactions contemplated by, this Agreement.

3.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act since the Applicable Date (the “Company SEC Documents”). None of the Subsidiaries of the Company is required to make any filings with the SEC.

(b) As of its respective filing date (or, if amended or superseded prior to the date of this Agreement, on the date of such filing), each Company SEC Document complied, as to form in all material respects with the requirements of the NASDAQ, the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document. As of its respective filing date (or, if amended or superseded prior to the date of this Agreement, on the date of such filing), each Company SEC Document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any Company SEC Document that would be required to be disclosed under Item 1B of Form 10-K under the Exchange Act.

(c) The audited consolidated financial statements and unaudited consolidated interim quarterly financial statements of the Company included or incorporated by reference in the Company SEC Documents (including, in each case, any notes or schedules thereto) (the “Company SEC Financial Statements”) (i) as of their respective dates of filing with the SEC complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto and (ii) fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company SEC Financial Statements, and were prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act), subject, in the case of unaudited interim Company SEC Financial Statements, to normal year-end adjustments and the absence of notes.

(d) The Company has timely filed all certifications and statements required by (i) Rule 13a-14 and Rule 15d-14 under the Exchange Act; (ii) 18 U.S.C. Section 1350 (Sections 302 and 906 of the Sarbanes-Oxley Act); and (iii) any related rules and regulations promulgated by the SEC or the NASDAQ with respect to all applicable Company SEC Documents, and the statements contained in any such certifications are complete and correct as of their respective dates in all material respects.

(e) At all times since the Applicable Date, the Company has maintained disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the Applicable Date, (i) there have been no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting (whether or not remediated) which would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information, (ii) there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting, and (iii) neither the Company nor the Company’s independent registered accountant has identified or been made aware of any fraud that involves the management or other employees of the Company who have a significant role in the Company’s internal controls over financial reporting. The Company and each of its Subsidiaries maintain a system of disclosure controls and procedures (as defined in Rule 13a-15 or Rule 15d-15 under the Exchange Act) that is designed to ensure that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period’s specified in the SEC’s rules and forms, and is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding disclosure. There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(f) The Company and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued), required by GAAP to be reflected or reserved on a consolidated balance sheet of the Company (or the notes thereto) except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Company SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent balance sheet included in the Company SEC Financial Statements (but excluding violations of law, breaches of Contracts or Permits, torts or infringement), none of which are material to the Company, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.6 Absence of Certain Changes or Events. Since December 31, 2023 through the date of this Agreement, (a) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business and (b) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. Since December 31, 2023 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would have constituted a breach of, or required Parent’s consent pursuant to Section 5.1(A) (other with respect to the organizational documents of the Company’s Subsidiaries), Section 5.1(B), Section 5.1(C), Section 5.1(F), Section 5.1(G), Section 5.1(H), Section 5.1(I), Section 5.1(J), Section 5.1(K), Section 5.1(Q) or Section 5.1(S) had the covenants therein applied since December 31, 2023.

3.7 Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date that the Proxy Statement or any amendment or supplement thereto is mailed to holders of Shares and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company to any statements or omissions made in reliance upon and in conformity with information relating to Parent and its Subsidiaries, including Merger Sub, furnished to the Company in writing by Parent or its Representatives expressly for inclusion or incorporation by reference therein). The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and any other applicable Law.

3.8 Legal Proceedings. There are no Proceedings pending, or to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries, or to the Knowledge of the Company, any present or former officer, director or executive-level employee of the Company or any of its Subsidiaries (in their capacity as such), except, in each case, for those that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or, as of the date of this Agreement, have a material adverse effect on the ability of the Company to perform any of its obligations under, or to consummate the transactions contemplated by, this Agreement. Neither the Company nor any of its Subsidiaries nor any of their respective assets or properties is or are subject to any Order, except for those that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. There has not been since the Applicable Date, nor are there currently, any internal investigations being conducted by the Company or the Company Board (or any committee thereof) concerning allegations of fraud or malfeasance or violations of applicable Law that, in each case, would have a Company Material Adverse Effect.

3.9 Compliance with Laws.

(a) The Company and its Subsidiaries are in compliance, and at all times since the Applicable Date have been in compliance, with all Laws applicable to the Company or any of its Subsidiaries or any assets owned or used by any of them except where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral communication from a Governmental Entity indicating that it is under investigation with respect to or otherwise alleging that the Company or any of its Subsidiaries is not in compliance with any such applicable Law, except where any non-compliance, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries nor, to the knowledge (as defined in the FCPA) of the Company, any other Person acting for or on behalf of the Company or any of its Subsidiaries, including any director, officer, agent, employee, representative or affiliate of the Company or any of its Subsidiaries, has paid, promised to pay or authorized the payment of any money, or offered, given, promised to give or authorized the giving of anything of value, to any Government Official or any other person under circumstances where it was known (as defined in the FCPA) that all or a portion of such money or thing of value would be corruptly or unlawfully offered, given or promised, directly or indirectly, to a Government Official or any other person for the purpose of (i) influencing any act or decision of a Government Official in their official capacity, (ii) inducing a Government Official to do or omit to do any act in violation of such person’s lawful duties, (iii) securing any illegal business advantage or (iv) inducing a Government Official to influence or affect any act or decision of any Governmental Entity, any company, business enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or any political party or any other person (whether public or private), in a manner that has the effect of public or commercial bribery, acceptance of or acquiescence to extortion, kickbacks or other unlawful means of obtaining business or any improper advantage.

(c) Since the Applicable Date, the Company and its Subsidiaries (i) have conducted and continue to conduct business in compliance with all applicable provisions of, and neither the Company nor any of its Subsidiaries nor, to the knowledge (as defined in the FCPA) of the Company, any other Person acting for or on behalf of the Company or any of its Subsidiaries, including any director, officer, agent, employee, representative or affiliate of the Company or any of its Subsidiaries, has, during the past five (5) years, taken any act that would violate, (A) the FCPA, or (B) any other applicable similar anticorruption Law of any jurisdiction in which the Company or any of its Subsidiaries conduct business (collectively, “Anticorruption Laws”), and (ii) have not conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Entity or similar agency in response to any alleged act or omission arising under or relating to any noncompliance with any Anticorruption Law, except, in the case of clauses (i) and (ii) for such matters that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d) Since the Applicable Date, (i) there is no, and has been no, request for information from, enforcement proceeding against or, to the Knowledge of the Company, investigation of, the Company or any of its Subsidiaries by any Governmental Entity regarding a violation of the Anticorruption Laws, and (ii) there is no, and has been no, written allegation or, to the Knowledge of the Company, other allegation or inquiry, by any Governmental Entity regarding the Company or any of its Subsidiaries’ actual, alleged, possible or potential violation of the Anticorruption Laws.

(e) The Company has established and implemented reasonable internal controls and procedures applicable to the Company and its Subsidiaries intended to prevent any activity, practice, or conduct which would constitute an offense under any Anticorruption Laws and ensure compliance with the Anticorruption Laws, including a Code of Conduct, Anti-Corruption Policy, Political Contributions Policy, Business Courtesies Policy and other policies and guidelines that generally (i) require compliance with the Anticorruption Laws and otherwise prohibit bribes to Government Officials; (ii) control gifts, entertainment and travel expenses for Government Officials; (iii) require diligence on certain third parties that may have relations with Government Officials on the Company’s behalf; (iv) control political and charitable contributions; (v) mandate possible discipline for violations of policy or the Code of Business Conduct; and (vi) include procedures for reporting and investigating possible violations of the program.

(f) During the past five years, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other Person acting for or on behalf of the Company or any of its Subsidiaries, including any director, officer, agent, employee, representative or affiliate of the Company or any of its Subsidiaries, has taken any action, directly or indirectly, that would result in a violation of applicable Laws and regulations imposing U.S. or E.U. or U.K. economic sanctions measures, including any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) and the Bureau of Industry Security of the U.S. Department of Commerce, and any sanctions measures under the International Emergency Economic Powers Act, the Trading with the Enemy Act, or the Iran Sanctions Act, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder (collectively, “Sanctions”). Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other Person acting for or on behalf of the Company or any of its Subsidiaries, including any director, officer, agent, employee, representative or affiliate of the Company or any of its Subsidiaries, is a Person that is the subject or target of Sanctions or designated as a “Specially Designated National” or “Blocked Person” by OFAC.

(g) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, the operations of the Company and its Subsidiaries are and have been conducted for the past five (5) years in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”). No action, suit or proceeding by or before any Governmental Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

(h) The books and records utilized and relied upon by each of the Company and its Subsidiaries in connection with the operation of its business since the Applicable Date have been maintained in compliance with its corporate governance policies and with applicable Law, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, as of the date hereof, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened. Neither the Company nor any of its Subsidiaries has, since the Applicable Date, been charged by any Governmental Entity with, or to the Knowledge of the Company, investigated for, a violation of any Competition Law applicable to the Company or any of its subsidiaries or entered any settlement, memorandum of understanding or similar agreement with a Governmental Entity in respect of a violation or alleged violation of any such Competition Law, except, in each case, for any such violation that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, other than with respect to this Agreement or the transactions contemplated hereby, no investigation or review by any Governmental Entity under any Competition Law or any settlement agreement in respect of a violation or alleged violation thereof with respect to the Company or any of its Subsidiaries is pending or threatened, nor has any Governmental Entity indicated to the Company or any of its subsidiaries an intention to conduct any such investigation or review, except, in each case, that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.10 Permits. The Company and each of its Subsidiaries have all required governmental licenses, permits, certificates, approvals, consents, franchises, clearances, billing and authorizations (“Permits”) necessary for the conduct of their respective businesses and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect. The operation of the Company and its Subsidiaries as currently conducted is not, and has not been since the Applicable Date, in violation of, nor is the Company or its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on the Company or its Subsidiaries), and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit, except, in each case, where such default or violation of such Permit, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect. There are no Proceedings pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation or modification of any Permit, except where such revocation, cancellation or modification, individually or in the aggregate, would not reasonably be expected to have, Company Material Adverse Effect.

3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a complete and correct list of each material (i) “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, (ii) employment, individual consulting, severance, change in control, transaction bonus, termination protection, retention or similar plan, agreement, arrangement, program or policy; or (iii) other benefit or compensation plan, contract, policy or arrangement providing for pension, retirement, profit-sharing, deferred compensation, stock option, equity or equity-based compensation, stock purchase, employee stock ownership, vacation, holiday pay or other paid time off, relocation or expatriate benefit, perquisite, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and other employee benefit plans or fringe benefit plans, in each case, that is sponsored, maintained, administered, contributed to or entered into by the Company or its Subsidiaries for the current or future benefit of any current or former director, officer, employee or individual independent contractor of the Company or its Subsidiaries (each, a “Service Provider”), excluding any Multiemployer Plan (as defined below) or plans or arrangements sponsored or maintained by a Governmental Entity or required to be provided to a Service Provider pursuant to applicable Law (“Governmental Plan”) (each of such plans, agreements, arrangements, programs or policies described in the foregoing clauses (i) – (iii), a “Company Benefit Plan”); provided, for the avoidance of doubt, that the following need not be set forth on Section 3.11(a) of the Company

Disclosure Schedule: any employment contracts or consultancy agreements that (A) provide for annual base wages or salary of less than $200,000, or (B) are in all material respects consistent with a standard form previously made available to Parent where the severance period or required notice of termination provided is not in excess of ninety (90) days or such longer period as is required under local Law; and provided, further, that each Multiemployer Plan shall be set forth on Schedule 3.11(e) of the Company Disclosure Schedule and each material Foreign Benefit Plan (as defined below) other than a Governmental Plan is set forth on Schedule 3.11(a) of the Company Disclosure Schedule.

(b) With respect to each Company Benefit Plan, the Company has made available to Parent complete and correct copies of, to the extent applicable, (i) such Company Benefit Plan, including any amendment thereto (or, in the case of any unwritten Company Benefit Plan, a written description thereof), (ii) each material trust, insurance, annuity or other funding arrangement or amendment related thereto, (iii) the most recent summary plan description and any summary of material modifications prepared, (iv) the three (3) most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recent determination or opinion letter from the IRS and (vi) the three most recent annual reports on Form 5500 (or comparable form).

(c) Except as would not result in or would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, with respect to any Company Benefit Plan that is maintained outside the jurisdiction of the United States primarily for the benefit of any employee residing or working outside the United States (any such Company Benefit Plan, a “Foreign Benefit Plan”), (i) all Foreign Benefit Plans have been established, maintained and administered in compliance with their terms and all applicable Laws of any controlling Governmental Entity; (ii) all Foreign Benefit Plans that are required to be funded are fully funded to the extent so required, and with respect to all other foreign Benefit Plans, adequate reserves therefore have been established on the accounting statements of the applicable Company or Subsidiary entity; and (iii) no material liability or obligation of the Company exists with respect to such Foreign Benefit Plans. Except as has not resulted in or would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, with respect to each Governmental Plan, (A) contributions required to be made by the Company or any Subsidiary to each Governmental Plan have been made when due, and (B) no material liability or obligation of the Company exists with respect to such Governmental Plan.

(d) Except as has not resulted in or would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole:

(i) each Company Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code;

(ii) each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualified status and, to the Company’s Knowledge, no fact or event has occurred that could reasonably be expected to cause the loss of the Tax qualified status of any such Company Benefit Plan or the Tax exempt status of any associated trust;

(iii) to the Company’s Knowledge, there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan; and

(iv) no Proceeding has been brought, or to the Knowledge of the Company is threatened, against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).

(e) Except as otherwise set forth on Section 3.11(e) of the Company Disclosure Schedule, neither the Company nor any of its ERISA Affiliates sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has in the past six years sponsored, maintained, administered or contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to, any benefit plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code including any liability on account of a “complete withdrawal” or a “partial withdrawal” (within the meaning of Sections 4203 and 4205 of ERISA, respectively) from any “multiemployer plan” within the meaning of Section 3(37) of Section 4001(a)(3) of ERISA (“Multiemployer Plan”). Except as has not resulted in or would not reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, (i) all contributions required to be made by the Company or any Subsidiary to each Multiemployer Plan have been made when due, and (ii) to the Knowledge of the Company, with respect to each Multiemployer Plan: (A) no such Multiemployer Plan has been terminated; (B) no proceeding has been initiated by any person (including the Pension Benefit Guaranty Corporation) to terminate any Multiemployer Plan; and (C) the Company has no reason to believe that any Multiemployer Plan will be terminated.

(f) Neither the execution of this Agreement nor the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment) will (i) entitle any Service Provider to any material compensation or benefit (including any bonus, retention or severance pay) under any of the Company Benefit Plans, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of material compensation or benefits under any of the Company Benefit Plans, (iii) material increase the amount of compensation or benefits due to any Service Provider, or (iv) result in the payment of any amount that would not be deductible by reason of Section 280G of the Code or would be expected to be subject to an excise Tax under Section 4999 of the Code.

(g) Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider under Sections 409A or 4999 of the Code.

(h) Except as has not resulted in or would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Company Benefit Plan provides or promises any post-employment or post-retirement medical, dental, disability, hospitalization, life insurance or similar benefits (whether insured or self-insured) to any current or former Service Provider, other than (i) as required by applicable Law or (ii) the full cost of which is borne by the Service Provider (or any beneficiary of the employee or former employee).

3.12 Employee and Labor Matters.

(a) The Company has provided Parent a materially complete and correct list, as of the date hereof, of each employee of the Company or one of its Subsidiaries, as well as the following information for each such employee: (i) job title; (ii) employing entity; (iii) primary work location; (iv) union or non-union status; (v) base annual salary or hourly wage rate, as applicable; and (vi) annual bonus or other incentive compensation received with respect to 2023, if applicable. The Company has provided (or will provide pursuant to Section 5.19) Parent a materially complete and correct list, as of the date hereof or the date of delivery pursuant to Section 5.19, as applicable, setting forth all individuals engaged directly (whether individually or through an entity that they own or control) by the Company or its Subsidiaries to provide services to the Company or its Subsidiaries on an independent contractor basis, who received or are expected to receive more than $50,000 in annualized compensation (the “Contractor Schedule”).

(b) No union, works council, or similar representative of labor is recognized or certified as the representative of any employee of the Company or its Subsidiaries. The Company has provided Parent true, complete and correct copies of all collective bargaining agreements or similar Contracts with a union, works council, or similar representative of labor to which the Company or any of its Subsidiaries is a party or bound (each a “Labor Contract”), excluding Labor Contracts that apply on a national or otherwise mandatory basis outside of the United States. With respect to the employees of the Company and its Subsidiaries in the last three (3) years there have been no, and as of the date hereof, there are no pending or, to the Knowledge of the Company, threatened (i) representation or certification proceedings brought before or filed with the National Labor Relations Board or any other labor relations tribunal or authority, or (ii) except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole, (1) labor organizing efforts or campaigns, (2) unfair labor practice complaints brought before or filed with the National Labor Relations Board or any other labor relations tribunal or authority or (3) labor strikes, disputes, lockouts, slowdowns, stoppages or other material organized work interruptions or labor-related grievances.

(c) The Company and its Subsidiaries are, and for the last three (3) years have been, in compliance with all applicable Laws respecting employment and employment practices, including all applicable Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, child labor, immigration and work authorizations, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations and unemployment insurance, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. There is no, and in the last three (3) years there have been no Proceedings pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries with respect to any Laws respecting employment or employment practices, except as has not resulted or would not reasonably be expected to result, individually or in the aggregate, in material liability to the Company and its Subsidiaries, taken as a whole.

(d) In the last three (3) years, the Company and its Subsidiaries have promptly, thoroughly and impartially investigated, and, if warranted taken appropriate corrective action with respect to, all allegations of sexual harassment against any officers, directors or executive or senior management-level employees of the Company or its Subsidiaries of which the Company or its Subsidiaries was aware, and do not reasonably expect any material liabilities with respect to any such allegations.

3.13 Environmental Matters.

(a) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and each of its Subsidiaries (A) are, and have been for the past three (3) years, in compliance with all, and are not subject to any liability with respect to noncompliance with any, Environmental Laws, (B) have and hold, or have applied for, all Environmental Permits necessary for the conduct of their respective businesses and the use of their properties and assets, as currently conducted and used, (C) are in compliance with their respective Environmental Permits and (D) have no unbudgeted capital or operating expenditures necessary to achieve or maintain such compliance with Environmental Laws and Environmental Permits.

(ii) The consummation of the transactions contemplated hereby requires no filings or notifications to be made or actions to be taken pursuant to any Environmental Permit or Environmental Law, including any financial assurance, bond, letter of credit or similar instrument required for the operations of the Company or its Subsidiaries under any Environmental Law or Environmental Permit.

(iii) There are no Environmental Claims pending nor, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received any written notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials.

(iv) There has been no Release of any Hazardous Materials at, from, in, on, under, to or about (A) any property currently or, to the Knowledge of the Company, formerly owned, leased or operated by, or (B) any property or facility to which any Hazardous Materials have been transported for disposal, recycling or treatment by or on behalf of the Company or any of its Subsidiaries, in each case in a manner or concentration that has resulted in a liability of the Company or any of its Subsidiaries under Environmental Law.

(v) None of the Company or any of its Subsidiaries (A) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative order relating to compliance with Environmental Laws, Environmental Permits or to the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials and no Proceeding is pending or, to the Knowledge of the Company, threatened with respect thereto, or (B) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third-party for any liability under any Environmental Law or otherwise relating to any Hazardous Materials.

(b) The Company has made available to Parent complete and correct copies of all material third-party environmental assessments and audit reports that relate to the Company or its Subsidiaries, in each case that are in the Company’s possession, custody or control.

3.14 Real Property; Title to Assets. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) Section 3.14(a) of the Company Disclosure Schedule sets forth a complete and correct list of all real property owned in fee by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and the address for each Company Owned Real Property. The Company or any of its Subsidiaries, as the case may be, holds good and valid fee title to the Company Owned Real Property, free and clear of all Liens, except for Permitted Liens. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, all buildings, structures, improvements and fixtures located on the Company Owned Real Property are in a state of good operating condition and are sufficient for the continued conduct of business in the ordinary course, subject to reasonable wear and tear.

(b) Section 3.14(b) of the Company Disclosure Schedule sets forth (i) a complete and correct list of all real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries (collectively, the “Company Leased Real Property”), (ii) the address for each parcel of Company Leased Real Property, and (iii) a description of each Company Lease Agreement (other than with respect to master vehicle leases). No Company Lease Agreement (other than with respect to master vehicle leases) is subject to any Lien, including any right to the use or occupancy of any Company Leased Real Property, other than Permitted Liens. Except as would not reasonably be expected, individually or in the aggregate to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has received written notice that (i) any each lease, sublease or license with respect to the material Company Leased Real Property is not valid or in full force and effect or (ii) the Company or any of its Subsidiaries, or to the Company’s Knowledge any other party to any such lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any lease.

(c) The Company Owned Real Property and the Company Leased Real Property are referred to collectively herein as the “Company Real Property”. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each parcel of Company Real Property is in compliance with all existing Laws applicable to such Company Real Property, and (ii) neither the Company nor any of its Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and to the Company’s Knowledge there are no such Proceedings threatened, affecting any portion of the Company Real Property.

(d) The Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold or other interest in, all property and assets reflected on the most recent balance sheet in the Company SEC Financial Statements or acquired after the date thereof, except as have been disposed of since the date thereof in the ordinary course of business, free and clear of all Liens (except for Permitted Liens), and such property and assets constitutes all property and assets necessary for the conduct of the businesses of the Company and its Subsidiaries, taken as a whole, as currently conducted, except, in each case, as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole.

3.15 Tax Matters.

(a) All material Tax Returns that are required to be filed by or with respect to the Company or any of its Subsidiaries have been duly and timely filed (taking into account any valid extensions of time with respect to the filing of such Tax Returns), and all such Tax Returns are complete and correct in all material respects.

(b) All material Taxes that have become due and payable by the Company or any of its Subsidiaries have been duly and timely paid in full (whether or not shown as due on any Tax Return) other than Taxes being contested in good faith through appropriate Proceedings for which adequate reserves have been established in the financial statements of the Company in accordance with GAAP. All material Tax withholding and deposit requirements imposed on or with respect to payments made by the Company or any of its Subsidiaries to any employee, creditor, Equity Interest holder or other third party (in each case, whether or not shown as due on any Tax Return) have been satisfied, and the Company and its Subsidiaries have complied in all material respects with all related information reporting and record retention requirements.

(c) There is no material outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Governmental Entity, except for deficiencies being contested in good faith through appropriate Proceedings for which adequate reserves have been established in the financial statements of the Company in accordance with GAAP.

(d) There is no material ongoing, pending or threatened (in writing) audit, examination, investigation, litigation or other Proceeding with respect to any Taxes or Tax matters of the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries has waived any statute of limitation in respect of material Taxes or agreed to any extension of time with respect to an assessment or deficiency for material Taxes, which waiver or extension is currently in effect (other than pursuant to a valid extension of time with respect to the filing of Tax Returns obtained in the ordinary course of business).

(f) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock that was purported or intended to qualify for tax-free treatment under Section 355(a) of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code or any similar provision of U.S. state or local or non-U.S. Law) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(g) There are no material Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(h) Neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of U.S. state or local or non-U.S. Law).

(i) Neither the Company nor any of its Subsidiaries is a party to, has any obligation under or is bound by any Tax allocation, sharing or indemnity Contract or any other similar Contract pursuant to which it will have, or it is reasonably foreseeable that it could have, any liability for Taxes of any Person after the Effective Time (excluding any Contract solely between or among the Company and any of its Subsidiaries and any Contract the principal purpose of which does not relate to Taxes). Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is the Company or any of its Subsidiaries) or has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) arising under Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor or by operation of Law.

(j) No claim has been made in writing by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not currently file any Tax Returns or pay Taxes that the Company or such Subsidiary is or may be subject to any Tax or required to file any Tax Return in such jurisdiction which claim has not been resolved and for which no material Tax liability remains.

(k) Neither the Company nor any of its Subsidiaries is a party to any material ruling, agreement or arrangement in respect of Taxes with a Governmental Entity, and neither the Company nor any of its Subsidiaries has any request for a material ruling in respect of Taxes pending with any Governmental Entity.

(l) No Subsidiary of the Company is, or has been, a “passive foreign investment company” (within the meaning of Section 1297 of the Code) or a “surrogate foreign corporation” (within the meaning of Section 7874 of the Code).

3.16 Material Contracts.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of each of the following Contracts (other than any Company Benefit Plans and excluding purchase orders, statements of work and similar commercial documents issued in the ordinary course of business under and not amending the applicable Contract) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or businesses are bound (and any material amendments, supplements and modifications thereto):

(i) Contracts that (or, together with additional related Contracts with the same Person or its affiliates) (A) are expected to involve the payment of amounts by the Company or any of its Subsidiaries in North America of more than $10,000,000 in the aggregate for fiscal year 2024 and (B) are expected to involve the receipt of amounts by the Company or any of its Subsidiaries of more than $10,000,000 in the aggregate for fiscal year 2024;

(ii) Contracts concerning the establishment or operation of a partnership, joint venture or limited liability company;

(iii) Contracts pursuant to which the Company or any of its Subsidiaries licenses (A) from a third party material Intellectual Property, other than licenses (1) for shrink-wrap, click-wrap or off-the shelf software or other generally commercially available software, (2) pursuant to stock, boilerplate, or other generally non-negotiable terms, such as, for example, website and mobile application terms and conditions or terms of use, stock photography licenses, and similar Contracts, or (3) that are implied by or incidental to the sale or purchase of products or services in the ordinary course of business, or (B) to a third party Company Owned Intellectual Property, other than non-exclusive licenses (1) granted in the ordinary course of business or (2) that are implied by or incidental to the sale or purchase of products or services in the ordinary course of business, in the case of each of clause (A) and clause (B), to the extent any such Contract exceeds $1,000,000 of expense per year (in the case of clause (A)) or revenue per year (in the case of clause (B));

(iv) (A) the lease agreements of the Company or any of its Subsidiaries that pertain to (1) incinerator sites or (2) any parcel of Company Leased Real Property for which the annual rent exceeds $1,000,000 individually (other than incinerator sites) or (B) master vehicle lease agreements of the Company or any of its Subsidiaries for which annual leasing costs exceed $5,000,000 (each, a “Company Lease Agreement”);

(v) Contracts containing a covenant materially restricting the ability of the Company or any of its Subsidiaries to engage in any line of business in any geographic area or to compete with any Person, to market any product or to solicit customers;

(vi) indentures, credit agreements, loan agreements and similar instruments pursuant to which the Company or any of its Subsidiaries has or will incur or assume any indebtedness for borrowed money or has or will guarantee or otherwise become liable for any indebtedness of any other Person for borrowed money in excess of $500,000;

(vii) Contracts that (A) prohibit or restrict the payment of dividends or other distribution of assets by any of the Company or its Subsidiaries, (B) prohibit or restrict the issuance of guarantees by the Company or any of its Subsidiaries, or (C) limit the ability of the Company or any of its Subsidiaries or affiliates to sell, transfer, pledge or otherwise dispose of any assets or businesses;

(viii) Contracts under which there has been imposed a Lien (other than a Permitted Lien) on any of the material assets, tangible or intangible, of the Company;

(ix) Contracts that provide for the acquisition or disposition, directly or indirectly (by merger or otherwise) of assets (including properties) or capital stock (other than acquisitions or dispositions of inventory and raw materials and supplies in the ordinary course of business) (A) for aggregate consideration under such Contract in excess of $5,000,000 or (B) pursuant to which the Company or its Subsidiaries has continuing material “earn-out” or other similar contingent payment obligations or any material indemnification obligations (other than with respect to customary representations and warranties with customary survival periods) that could result in the receipt or making by the Company or any of its Subsidiaries of future payments in excess of $1,000,000;

(x) is a Franchise Agreement;

(xi) Contracts that contain or include (A) any “most favored nation” or most favored customer provision or rights of first or last offer, negotiation or refusal, (B) “take or pay” requirements, volume requirements or commitments, exclusive purchasing arrangements obligating a Person to obtain a minimum quantity of goods or services from another Person, or (C) a put or call right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any assets or any equity interests of any Person;

(xii) Contracts that are (A) license or royalty Contracts (other than Contracts relating to Intellectual Property or licenses that are implied by or incidental to the sale or purchase of products or services in the ordinary course of business) or (B) merchandising, sales representative, franchisee or distribution Contracts, involving the payment or receipt over the life of such Contract in excess of $1,000,000 by the Company or any of its Subsidiaries;

(xiii) Any swap, cap, floor, collar, futures contract, forward contract, option and any other derivative financial Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, that (A) could result in the receipt or making by the Company or any of its Subsidiaries of future payments in excess of $1,000,000 or (B) has a remaining duration of three years or more from the date hereof;

(xiv) other than employment or service Contracts entered into in the ordinary course of business, (A) any Indemnification Agreement with any current director or executive officer of the Company or (B) any Contracts with (1) any beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5% or more of any class of securities of the Company or any of its Subsidiaries, (2) any affiliate (other than a wholly-owned Retained Subsidiary of the Company) or “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing, including any stockholders agreement, investors’ rights agreement, registration rights agreement, voting agreement, tax receivable agreement or similar or related Contracts or (3) any director or officer of the Company or any of its Subsidiaries, in each case, that is required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act;

(xv) material Contracts that contain standstill or similar agreements that are reasonably expected to be in effect as of the Closing, pursuant to which the Company or any of its Subsidiaries has agreed to not acquire assets or securities of another Person (excluding, for purposes hereof, any confidentiality agreements contemplating a potential acquisition (by merger, consolidation, acquisition or otherwise) of another Person or business which contains a standstill or similar agreement);

(xvi) Contracts under which the Company or any of its Subsidiaries has, directly or indirectly, any obligations to make a capital contribution to, or other investment in, any Person outside the ordinary course of business in excess of $2,000,000 (other than the Company or any of its wholly-owned Retained Subsidiaries);

(xvii) Contracts with any Governmental Entity in excess of $2,000,000 of revenue per year;

(xviii) Contracts that reflect the settlement of any Proceeding individually in excess of $1,500,000 and under which there are material outstanding compliance obligations of the Company or any of its Subsidiaries; or

(xix) any Contract not otherwise described in any other subsection of this Section 3.16(a) that would be required to be filed by the Company as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

(b) A complete and correct copy of each Contract listed or required to be listed in Section 3.16(a) of the Company Disclosure Schedule or required to be filed as exhibits to the Company SEC Documents (such Contracts, together with any Contract to which the Company or any of its Subsidiaries becomes a party or by which it becomes bound after the date hereof that would be required to be listed in Section 3.16(a) of the Company Disclosure Schedule if in effect as of the date hereof, the “Company Material Contracts” and each, a “Company Material Contract”) has been made available, to the extent in the possession of the Company’s knowledge parties after due inquiry of their direct reports, to Parent or publicly filed with the SEC prior to the date hereof. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Company Material Contracts are valid, binding and in full force and effect and are enforceable by the Company or the applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought, (ii) the Company or the applicable Subsidiary has performed all obligations required to be performed by it under the Company Material Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of the Company, no other party to any Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder and (iii) since the Applicable Date, neither the Company nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Company Material Contract.

3.17 Intellectual Property.

(a) Section 3.17(a) of the Company Disclosure Schedule sets forth a list, as of the date hereof, of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) internet domain name registrations in each case that are included in the Company Owned

Intellectual Property (collectively, the “Company Registered Intellectual Property”). All items of Company Registered Intellectual Property are subsisting, and, to the Knowledge of the Company, are valid and enforceable. No Proceeding is pending that challenges the validity, enforceability, registration or ownership of any Company Registered Intellectual Property (other than office actions in connection with the prosecution of applications for Company Registered Intellectual Property).

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries exclusively owns the Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens) and (ii) the Company and each of its Subsidiaries owns or has a valid and enforceable license or other right to use all Company Intellectual Property used in the conduct of its business as currently conducted. The Transactions shall not cause any material Company Intellectual Property to be lost, terminated, or impaired and will not restrict the Surviving Corporation and its Subsidiaries from owning or using all such Company Intellectual Property immediately after the Closing Date on substantially similar terms and conditions to those under which the Company and its Subsidiaries owned or used such Company Intellectual Property.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person, and since January 1, 2020, neither the Company nor any of its Subsidiaries has received any written claim, demand, or notice alleging any such infringement, misappropriation, dilution, or violation. To the Knowledge of the Company, except as would not, individually or in the aggregate, reasonably expected to have a Company Material Adverse Effect, no Person is infringing, misappropriating, diluting or otherwise violating any Company Owned Intellectual Property.

(d) The Company and its Subsidiaries take and have taken commercially reasonable actions to protect and preserve the material Company Owned Intellectual Property, and have taken commercially reasonable actions, consistent with any applicable contractual obligations, to maintain the confidentiality of trade secrets and other material confidential information included in the Company Intellectual Property. The Company has implemented a policy requiring each employee or contractor who develops Intellectual Property for the Company or its Subsidiaries to assign such employee’s or contractor’s ownership of any such Intellectual Property to the Company or its Subsidiaries (except where ownership thereof would vest in the Company or one of the Subsidiaries by operation of Law).

(e) The Company and its Subsidiaries do not use and have not used any Open Source Software or any modification or derivative thereof (i) in a manner that would restrict the ability of the Company or its Subsidiaries to protect their proprietary interests in any of the material Company Owned Intellectual Property or (ii) under any license requiring the Company to disclose or distribute the source code to any of the material Company Owned Intellectual Property at no or minimal charge.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the computer systems, servers, networks,

software, platforms, and computer hardware owned, leased or licensed by the Company and its Subsidiaries, and used by the Company or its Subsidiaries in the conduct of their respective businesses (“IT Systems”) are adequate and sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries have each implemented and maintain commercially reasonable data security, data backup, system redundancy, business continuity and disaster avoidance and recovery plans, policies, and procedures with respect to the IT Systems. Since the Applicable Date, there has not been any material failure with respect to any of the IT Systems that has not been remedied in all material respects. The Company and its Subsidiaries have taken commercially reasonable actions to protect the security and integrity of the IT Systems and the data stored or contained therein or transmitted thereby including by implementing industry standard procedures designed to prevent unauthorized access and the introduction of any virus, worm, Trojan horse or similar disabling code or program to such IT Systems (“Malicious Code”), and the taking and storing of back-up copies of such data. To the Knowledge of the Company, there is no Malicious Code in any of the IT Systems that could reasonably be expected to have a material impact on the Company and its Subsidiaries.

(g) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, the Company and its Subsidiaries have commercially reasonable security measures in place designed to protect data of their respective businesses, including “personal information”, “personal data”, “personally identifiable information” or any other equivalent term as defined by Information Privacy Laws (“Business Data”) under their possession or control from unauthorized access. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) since the Applicable Date, the Company and its Subsidiaries have not suffered any breach in security that has permitted or resulted in any unauthorized access to the IT Systems or unauthorized access to or disclosure of Business Data and (ii) the Company and its Subsidiaries have complied with applicable Information Privacy Requirements. No Proceeding has been filed or commenced against, the Company or any of its Subsidiaries alleging any failure to comply with any Information Privacy Requirements. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Business Data shall be available for use by the Company and its Subsidiaries immediately after the Closing Date in the same manner as the Company and its Subsidiaries used the Business Data immediately prior to the Closing Date.

3.18 Insurance. Except as would not reasonably be expected, individually or in the aggregate, to result in a Company Material Adverse Effect, (a) the Company and its Subsidiaries carry or are entitled to the benefits of insurance, with financially sound and reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, (b) all insurance policies of the Company and its Subsidiaries relating to the business, assets and operations of the Company and its Subsidiaries in effect as of the date of this Agreement are in full force and effect and (c) no notice of cancellation or modification has been received by the Company, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured under such insurance policies.

3.19 Affiliate Transactions. Neither the Company nor any Subsidiary of the Company is a party to any Contract or other transaction, agreement or binding arrangement or understanding between the Company or its Subsidiaries, on the one hand, and any affiliates thereof (other than wholly-owned Retained Subsidiaries of such Person) on the other hand, that are required to be disclosed under Item 404 of Regulation S-K of the SEC that are not disclosed.

3.20 Past Operations and Contracts. To the Knowledge of the Company, the Company and its Subsidiaries did not directly engage in the collection, transportation or disposal of solid waste or recycling in Canada, in the conduct of the Business (as defined in Section 3.20 of the Company Disclosure Schedule), at any time during the period from November 1, 2021 through December 31, 2021.

3.21 Opinion of Financial Advisor. BofA Securities, Inc., the Company’s financial advisor, has delivered to the Company Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the various assumptions and limitations set forth therein, the consideration to be received by the holders of Shares (other than Shares to be cancelled or converted pursuant to Section 2.1(b) or Dissenting Shares) pursuant to this Agreement is fair from a financial point of view to such holders. A written copy of such opinion will be delivered promptly after the date hereof to Parent for informational purposes only.

3.22 Broker’s Fees. Except for BofA Securities, Inc., a true and complete copy of whose engagement agreement has been made available to Parent, neither the Company nor any of its officers or directors on behalf of the Company has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

3.23 No Other Representations or Warranties.

(a) Except for the representations and warranties expressly set forth in this Article 3 or in any certificate delivered by the Company pursuant to Section 6.3(d), none of the Company, any of its affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Sub or their respective Representatives or affiliates in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub or their Representatives or affiliates in the electronic data rooms maintained by the Company or its Representatives for purposes of the Transactions, teaser, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions.

(b) The Company acknowledges that none of Parent, Merger Sub, any of their respective affiliates or any other Person on behalf of Parent or Merger Sub makes, and the Company has not relied upon, any express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the Transactions including the accuracy or completeness thereof other than the representations and warranties contained in Article 4 or in any certificate delivered by Parent or Merger Sub pursuant to Section 6.3(d). The Company acknowledges and agrees that, to the fullest extent permitted by applicable Law, Parent and Merger Sub, and their respective affiliates, stockholders, controlling persons or Representatives shall not have any liability or responsibility whatsoever to the Company or its affiliates, stockholders, controlling persons or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided or made available (including in any data rooms, management presentations, information or descriptive memorandum or supplemental information), or statements made (or any omissions therefrom), to the Company or any of its affiliates, stockholders, controlling persons or Representatives, except as and only to the extent expressly set forth in Article 4 or in any certificate delivered by Parent or Merger Sub pursuant to Section 6.3(d).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure schedule delivered by Parent and Merger Sub to the Company (the “Parent Disclosure Schedule”) concurrently with the execution of this Agreement (with specific reference to the representations and warranties in this Article 4 to which the information in such schedule relates; provided that disclosure in the Parent Disclosure Schedule as to a specific representation or warranty shall qualify any other sections of this Agreement to the extent (notwithstanding the absence of a specific cross reference) its relevance as an exception to (or disclosure for purposes of) such other representation or warranty is reasonably apparent on the face of such disclosure), Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Corporate Organization. Each of Parent and Merger Sub is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to be in good standing, if applicable, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and to consummate the Transactions applicable to such party. The execution and delivery by each of Parent and Merger Sub of this Agreement, the performance and compliance by Parent and Merger Sub with each of its obligations herein and the consummation by Parent and Merger Sub of the Transactions applicable to it have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub and no stockholder votes are necessary to authorize this Agreement or the consummation by Parent and Merger Sub of the Transactions to which it is a party. Each of Parent and Merger Sub has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes Parent’s and Merger Sub’s legal, valid and binding obligation, enforceable against each of Parent and Merger Sub in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

4.3 No Conflicts.

(a) The execution and delivery of this Agreement by Parent and Merger Sub does not and will not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate any provision of the certificate of incorporation, bylaws or similar organizational documents of Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3(b) have been obtained and all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub or any other Subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”), or by which any property or asset of Parent or any Parent Subsidiary is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or any Parent Subsidiary, including Merger Sub pursuant to, any Contract or Permit to which Parent or any Parent Subsidiary is a party, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent and Merger Sub does not and will not, and the consummation by Parent and Merger Sub of the Transactions and compliance by Parent and Merger Sub with any of the terms or provisions of this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) under the Exchange Act, (ii) as required or advisable under the HSR Act and any other applicable Competition Laws, (iii) the filing and recordation of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.4 Legal Proceedings. There is no Proceeding pending, or, to the Knowledge of Parent, threatened that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, and neither Parent nor Merger Sub is subject to any outstanding Order that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

4.5 Debt Financing; Sufficient Funds.

(a) Parent will have, at the Effective Time, access to sufficient available cash on hand or other sources of immediately available funds, including under existing credit facilities and the Debt Financing, necessary to consummate the Transactions, including payment of the Merger Consideration and all fees and expenses payable by Parent and Merger Sub related to the Transactions.

(b) Parent and Merger Sub understands and acknowledges that its obligations under this Agreement are not in any way contingent upon or otherwise subject to or conditional upon Parent’s consummation of any financing arrangements, Parent’s obtaining of any financing or the availability, grant, provision or extension of any financing to Parent.

4.6 Proxy Statement. None of the information supplied or to be supplied by Parent or Merger Sub in writing for inclusion or incorporation by reference in the Proxy Statement will, at the date that the Proxy Statement or any amendment or supplement thereto is mailed to holders of Shares and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent or Merger Sub to any statements or omissions made in reliance upon and in conformity with information relating to the Company or any of its Subsidiaries furnished to Parent or Merger Sub in writing by the Company or its Representatives expressly for inclusion or incorporation by reference therein).

4.7 Ownership of Company Capital Stock. None of Parent, Merger Sub or any Parent Subsidiary beneficially owns any Shares or other Equity Interests in the Company as of the date hereof. Neither Parent nor Merger Sub is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

4.8 Solvency. Assuming (i) satisfaction of the conditions to Parent’s obligations to consummate the Merger, and after giving effect to the consummation of the Merger, (ii) that all cost estimates, financial or other projections and other predictions of the Company have been prepared in good faith and (iii) the accuracy in all material respects of the representations and warranties of the Company set forth in Article 3, Parent and its Subsidiaries, including the Surviving Corporation, taken as a whole, will not (a) be insolvent (either because their financial condition is such that the sum of its liabilities is greater than the fair market value of their assets or because the fair saleable value of their assets is less than the amount required to pay their liabilities as they come due), (b) have unreasonably small capital with which to engage in their business or fail to satisfy any capital adequacy requirements under applicable Law or (c) have incurred obligations beyond their ability to pay them as they become due.

4.9 Ownership of Merger Sub. All of the outstanding Equity Interests of Merger Sub have been duly authorized and validly issued. All of the issued and outstanding Equity Interests of Merger Sub are, and at the Effective Time will be, owned directly or indirectly by Parent. Merger Sub was formed solely for purposes of the Merger and, except for matters incident to formation and execution and delivery of this Agreement and the performance of the Transactions, has not prior to the date hereof engaged in any business or other activities.

4.10 No Stockholder and Management Arrangements. Except for this Agreement, or as expressly authorized by the Company Board, neither Parent or Merger Sub, nor any of their respective affiliates, is a party to any Contracts, or has made or entered into any formal or informal arrangements or other understandings (including as to continuing employment), with any stockholder, director or officer of the Company relating to this Agreement, the Merger or any other Transactions, or the Surviving Corporation or any of its affiliates, businesses or operations from and after the Effective Time.

4.11 Broker’s Fees. Except for the fees and expenses of Centerview Partners LLC, Parent’s financial advisor, neither Parent nor any Parent Subsidiary nor any of their respective officers or directors on behalf of Parent or such Parent Subsidiary has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

4.12 No Other Representations and Warranties.

(a) Except for the representations and warranties expressly set forth in this Article 4 or in any certificate delivered by Parent or Merger Sub pursuant to Section 6.2(c), none of Parent, Merger Sub, any of their respective affiliates or any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or Merger Sub or their respective businesses or with respect to any information provided, or made available, to the Company or its Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof.

(b) Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, Intellectual Property, technology, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and each of them acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company and its Subsidiaries that it and its Representatives have requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company and its Subsidiaries. Each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes, and none of Parent or Merger Sub has relied upon, any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions including the accuracy or completeness thereof other than the representations and warranties contained in Article 3 or in any certificate delivered by the Company pursuant to Section 6.3(d). Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” or reviewed by Parent or any of its affiliates, or any of its or their respective directors, officers, employees, stockholders, partners, members, agents or representatives) or management presentations or due diligence discussions that have been or shall hereafter be provided to or engaged in with Parent or any of its affiliates or any of its or their respective directors, officers, employees, stockholders, partners, members, agents or representatives are not and will not be deemed to be representations or warranties of the Company, any of its Subsidiaries or any of its affiliates or any of its or their respective directors, officers, employees, stockholders, partners, members, agents or representatives, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing, except as may be expressly set forth in Article 3 or in any certificate delivered by the Company pursuant to Section 6.3(d). Each of Parent and Merger Sub acknowledges and agrees that, to the fullest extent permitted by applicable Law, the Company and its Subsidiaries, and their respective affiliates, stockholders, controlling persons or Representatives shall not have any liability or responsibility whatsoever to Parent, Merger Sub, any Parent Subsidiary, or their respective affiliates, stockholders, controlling persons or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided or made available (including in any data rooms, management presentations, information or descriptive memorandum or supplemental information), or statements made (or any omissions therefrom), to Parent, Merger Sub, any Parent Subsidiary, or any of their respective affiliates, stockholders, controlling persons or Representatives, except as and only to the extent expressly set forth in Article 3 or in any certificate delivered by the Company pursuant to Section 6.3(d).

ARTICLE 5

COVENANTS

5.1 Conduct of Business by the Company Pending the Closing. Between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, except (a) as set forth in Section 5.1 of the Company Disclosure Schedule, (b) as required by applicable Law, (c) as otherwise expressly permitted or required by any other provision of this Agreement or (d) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed) (collectively, the “IOC Exceptions”), the Company will, and will cause each of its Subsidiaries to, use its commercially reasonable efforts to (i) conduct its operations in the ordinary course of business, (ii) preserve intact its present business organization, (iii) keep available the services of the current officers and other key employees of the Company and each of its Subsidiaries (other than where termination of such services is due to cause or resignation) and (iv) preserve the goodwill and current relationships of the Company and each of its Subsidiaries with customers, suppliers and other Persons with which the Company or any of its Subsidiaries has material business relations. Without limiting the foregoing, except in accordance with an IOC Exception, the Company shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, directly or indirectly, take any of the following actions:

(A) amend its certificate of incorporation or bylaws or equivalent organizational documents (whether by merger, consolidation or otherwise), other than in connection with any action permitted pursuant to Section 5.1(H);

(B) enter into any material new line of business outside the existing business of the Company and its Subsidiaries as of the date of this Agreement;

(C) except as set forth on Section 5.1(C) of the Company Disclosure Schedule, issue, deliver, sell, pledge, dispose of, grant, award, transfer or encumber or authorize the issuance, delivery, sale, pledge, disposal, grant, award, transfer or encumbrance of any shares of capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries, other than

(i) the issuance of Shares (A) in accordance with the terms of the Company ESPP, or (B) upon the exercise of Company Options or vesting or settlement of Company RSUs outstanding as of the date hereof or granted in compliance with this Agreement, (ii) the issuance, sale, disposal, grant or transfer of Equity Interests of any wholly-owned Subsidiary of the Company to the Company or one or more other wholly-owned Retained Subsidiaries or (iii) the pledge of Equity Interests pursuant to the Existing Credit Agreement;

(D) sell, assign, pledge, transfer, convey, lease, license, abandon, mortgage, guarantee or create or incur any Lien on or otherwise dispose of any material property, assets, securities, businesses or other interests (whether tangible or intangible) of the Company or any of its Subsidiaries (other than Intellectual Property), except (i) pursuant to Contracts in effect on the date hereof, (ii) the sale of inventory in the ordinary course of business, including inventory classified as fixed assets regularly sold by the Company, (iii) Permitted Liens, (iv) dispositions of obsolete or worthless equipment in the ordinary course of business, (v) pursuant to transactions solely among the Company and its wholly-owned Retained Subsidiaries or solely among wholly-owned Retained Subsidiaries of the Company or (vi) transactions identified and subject to the parameters set forth on Section 5.1(D) of the Company Disclosure Schedules;

(E) sell, assign, pledge, transfer, convey, license, abandon, or incur any Lien other than Permitted Liens on or otherwise dispose of or fail to maintain any material Company Intellectual Property, except (i) in the ordinary course of business, (ii) pursuant to Contracts in effect on the date hereof, or (iii) pursuant to transactions solely among the Company and its wholly-owned Retained Subsidiaries or solely among wholly-owned Retained Subsidiaries of the Company;

(F) declare, authorize, establish a record date for, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests, except for dividends paid by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Retained Subsidiary of the Company;

(G) reclassify, adjust, combine, split, subdivide or amend or otherwise change any terms of, or redeem, purchase or otherwise acquire, or otherwise offer to redeem, purchase or otherwise acquire, directly or indirectly, any shares of capital stock or other Equity Interests in the Company or any of its Subsidiaries, other than with respect to any of its wholly-owned Retained Subsidiaries;

(H) merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization or resolutions providing for a complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company, except with respect to any wholly-owned Retained Subsidiaries of the Company where no third party owns Equity Interests of such Retained Subsidiary after such action;

(I) acquire (by merger, consolidation, or acquisition of stock or assets or otherwise), directly or indirectly, any Person or assets, securities, properties, interests or businesses other than (i) acquisitions of inventory, containers, raw materials and other similar property in the ordinary course of business and (ii) any acquisitions of Medical Waste Disposal businesses or assets in the United States or Canada with a purchase price of less than $10,000,000 in any single transaction or $20,000,000 in the aggregate and that would not, individually or in the aggregate, reasonably be expected to (1) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any permits, orders or other approvals of any Governmental Entity necessary to consummate the Merger or the expiration or termination of any applicable waiting period, (2) materially increase the risk of any Governmental Entity seeking an Order prohibiting the consummation of the Merger, (3) materially increase the risk of not being able to remove any such Order on appeal or otherwise, or (4) delay or prevent the consummation of the Merger;

(J) incur or create any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a wholly-owned Retained Subsidiary of the Company) for borrowed money, except (i) for borrowings under the Existing Credit Agreement or issuances of commercial paper for working capital and general corporate purposes in the ordinary course of business or (ii) in connection with the renewal of the Existing Credit Agreement not to exceed the maximum credit facility amount under the Existing Credit Agreement; provided, in no event shall the aggregate amount outstanding under the Company’s credit facilities exceed $1,550,000,000;

(K) make any loans, advances or capital contributions to, or investments in, any other Person (other than a wholly-owned Retained Subsidiary of the Company), other than in the ordinary course of business in an amount not to exceed $5,000,000 in the aggregate;

(L) (i) terminate, cancel or renew, or agree to any material amendment to, modification of, or waiver under, any Company Material Contract (other than (x) extensions and renewals of existing Company Lease Agreements in accordance with their terms, and (y) Company Material Contracts with the customers and suppliers of the Company as of the date hereof on terms that are not materially adverse to the Company and its Subsidiaries in the aggregate or are made in the ordinary course of business so long as the duration of such extension or renewal is less than five years), or (ii) enter into any Contract that, if existing on the date hereof, would be a Company Material Contract (other than Contracts (v) entered in the ordinary course of business, (w) that involve the payment or receipt of amounts or any of its Subsidiaries of less than $5,000,000 annually, (x) are for a duration of less than five years, (y) are not the type of Contracts described in Section 3.16(a)(v), (vii), (xi) or (xiv), and (z) that are not otherwise prohibited by the other subsections of this Section 5.1);

(M) incur or make any capital expenditure, or any obligations or liabilities for payments in respect thereof, except for those contemplated by (i) the Company’s capital expenditure budget as disclosed to Parent prior to the date hereof (“2024 Capital Expenditure Budget”) and (ii) if the Closing has not occurred on or prior to December 31, 2024, for the period beginning on January 1, 2025, the Company’s capital expenditure budget consistent with the 2024 Capital Expenditure Budget as adjusted for inflation as measured by the Consumer Price Index published by the U.S. Bureau of Labor Statistics, in the case of each of clause (i) and clause (ii), other than (A) expenditures made in response to operational emergencies or (B) capital expenditures that are not, in the aggregate, in excess of $10,000,000 per year;

(N) except (i) to the extent required by this Agreement, applicable Law or the existing terms of any Company Benefit Plan or Contract or (ii) in connection with new hires or promotions in the ordinary course of business: (A) materially increase the compensation or benefits payable or to become payable to the directors or executive officers of the Company or any of its Subsidiaries, or any employee of the Company or any of its Subsidiaries with an annual base salary of $200,000 or more, or any independent contractor, (B) other than the equity-based awards specially described on Sections 5.1(C) and 5.1(N) of the Company Disclosure Schedule, grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any equity or equity-based awards held by, any current or former Service Provider, (C) materially amend any Company Benefit Plan, or establish, adopt, or enter into any new such arrangement that if in effect on the date hereof would be a material Company Benefit Plan other than any such actions which are in the ordinary course of business, (D) terminate (other than for cause) the employment of or hire any employee with an annual base salary of $200,000 or more; or (E) materially amend any existing Contract with an independent contractor or establish, adopt or enter into any Contract with an independent contractor;

(O) announce, implement or effect any reduction in force, layoff, or other program resulting in the termination of employees of the Company or its Subsidiaries, in each case, that would trigger requirements pursuant to the Worker Adjustment and Retraining Notification Act of 1988 or any similar foreign, state or local Law;

(P) other than as required by applicable Law, recognize any new union, works council or similar representative of labor as the representative or certified bargaining agent of any of the employees of the Company or its Subsidiaries, or establish, adopt, enter into or amend any Labor Contract;

(Q) make any change in the Company’s accounting policies, practices, principles, methods or procedures, other than as required by changes in GAAP or in Regulation S-X of the Exchange Act, or under applicable Law;

(R) except in connection with litigation related to or arising from the enforcement of a party’s rights under this Agreement against the other party, compromise, settle, release, waive or discharge, or agree, offer or propose to compromise, settle, release, waive or discharge, any Proceeding or threatened Proceeding (excluding any Proceeding or threatened Proceeding relating to Taxes) involving or against the Company or any of its Subsidiaries that results in a payment obligation (net of insurance proceeds) of the Company or any of its Subsidiaries in excess of $2,000,000 individually or $10,000,000 in the aggregate, or that imposes any material restrictions or limitations upon the assets, operations or business of the Company or any of its Subsidiaries or material equitable or injunctive remedies or the admission of any criminal wrongdoing;

(S) (i) make (except in the ordinary course of business), change or revoke any material Tax election, (ii) adopt or change any material Tax accounting method or change any annual Tax accounting period, (iii) settle or compromise any material Tax claim, audit, assessment or other Proceeding with respect to Taxes, (iv) file any material amended Tax Return, (v) surrender any right to claim a material refund of Taxes, (vi) agree or consent to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Taxes (other than extensions of time to file Tax Returns), (vii) enter into any closing agreement with a Governmental Entity with respect to material Taxes or (viii) except if undertaken in connection with transactions identified and subject to the parameters set forth on Section 5.1(D) of the Company Disclosure Schedule, take any action otherwise allowed under the exceptions set out in Section 5.1(D)(v), Section 5.1(E)(iii), Section 5.1(F), Section 5.1(G) or Section 5.1(H) with respect to the Retained Subsidiaries that materially increases the Tax liability of the Company and its Subsidiaries, taken as a whole;

(T) agree, resolve, authorize or enter into any Contract or otherwise make any commitment to do any of the foregoing.

Notwithstanding anything herein to the contrary, nothing contained in this Agreement shall give Parent or Merger Sub the right to control or direct the operations of the Company prior to the consummation of the Merger, and the Company shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its business operations.

5.2 Access to Information; Confidentiality.

(a) From the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, the Company shall, and shall cause each of its Subsidiaries to: (i) use commercially reasonable efforts to provide to Parent and Merger Sub and their respective Representatives reasonable access during normal business hours in such a manner as not to interfere unreasonably with the business conducted by the Company or any of its Subsidiaries, upon reasonable advance prior notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and each of its Subsidiaries and to the books and records, work papers and other documents (including existing financial and operating data relating to the Company and its Subsidiaries) thereof; (ii) allow Parent and Merger Sub to perform or cause to be performed a non-invasive Phase I environmental site assessment and limited compliance review with respect to the assets and operations of the Company (which, for the avoidance of doubt, shall not include any sampling or testing of any environmental media); and (iii) use commercially reasonable efforts to furnish as promptly as reasonably practicable such information that Parent and its Representatives may reasonably request in writing, including copies of such information; provided that any such access shall be conducted at Parent’s sole expense and the Company shall not be required to (or to cause any of its Subsidiaries to) afford such access or furnish such information to the extent that the Company determines in good faith, after consulting with legal counsel, that doing so would be reasonably likely to: (A) result in the loss of attorney-client privilege, (B) breach, contravene or violate any Contract entered into prior to, and as in effect on, the date hereof to which the Company or any of its Subsidiaries is a party or under which the Company or any of its Subsidiaries has obligations to a third party, (C) breach, contravene or violate any applicable Law or Order or (D) result in the disclosure of materials provided to the Company Board or resolutions or minutes of the Company Board, in each case, that were provided to the Company Board in connection with its consideration of the Merger, a potential change of control of the Company or the sale process; provided, the Company shall use its commercially reasonable efforts to allow for substitute access or disclosure in a manner that does not result in a loss of attorney-client privilege or breach, contravene or violate such Contract or applicable Law or Order, as applicable. In furtherance and not in limitation of the foregoing, the Company agrees to provide updates to Parent with respect to certain matters referenced on, and in the manner set forth in, Section 5.2(a) of the Company Disclosure Schedule. Notwithstanding anything contained in this Agreement to the contrary, neither the Company nor any of its Subsidiaries shall be required to provide any access or furnish any information pursuant to this Section 5.2 to the extent such access or information is reasonably pertinent to a Proceeding related to or arising from this Agreement or where the Company or any of its affiliates, on the one hand, and Parent or any of its affiliates, on the other hand, are adverse parties or where the Company determines in good faith, after consultation with legal counsel, that they are reasonably likely to become adverse parties. The Company may, as it deems advisable and necessary in good faith, after consultation with legal counsel, reasonably designate any competitively sensitive material or any material subject to a pending Proceeding to be provided to Parent and Merger Sub under this Section 5.2 as “Outside Counsel Only Material.” Such materials and information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside legal counsel to employees (including in-house legal counsel), officers, directors or other independent contractors (including accountants and expert witnesses) of the recipient unless prior written consent is obtained in advance from the source of the materials or its legal counsel. No information or knowledge obtained by Parent in any investigation pursuant to this Section 5.2 will affect or be deemed to modify any representation, warranty, covenant, condition or obligation under this Agreement or in any certificate delivered in accordance herewith, or operate as a non-compete obligation against Parent and its Subsidiaries.

(b) The Confidentiality Agreement, dated November 21, 2023 by and between the Company and Parent (as amended, supplemented or otherwise modified from time to time, the “Confidentiality Agreement”), shall apply with respect to information furnished under this Section 5.2 by the Company and its Subsidiaries and their Representatives. Prior to the Closing, each of Parent and Merger Sub shall not, and shall cause their respective Representatives not to, contact or otherwise communicate with the employees (other than certain members of the Company’s senior leadership team identified in advance by the Company), customers, suppliers, distributors of the Company and its Subsidiaries, or, except as required pursuant to Section 5.5, any Governmental Entity, regarding the business of the Company, this Agreement or the Transactions without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

5.3 No Solicitation.

(a) Except as expressly permitted by this Section 5.3, from and after the date hereof, the Company shall, shall cause its Subsidiaries and its and their directors and officers to, and shall use reasonable best efforts to cause any of its or their other Representatives to, (x) immediately cease and cause to be terminated any discussions or negotiations with any Third Party and its Representatives that may be ongoing with respect to any Acquisition Proposal, and (y) request any Third Party who has previously executed a confidentiality agreement in connection with such Third Party’s consideration of a potential transaction contemplated by the definition of Acquisition Proposal to promptly return or destroy all confidential information concerning the Company and its Subsidiaries made available to such Third Party and, in that context, to request customary certifications of such destruction or return from such Third Parties as promptly as practicable. Except as expressly permitted by this Section 5.3, from and after the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, the Company shall not, and shall cause its Subsidiaries and its and their directors and officers not to, and shall use reasonable best efforts to cause any of its or their other Representatives not to, directly or indirectly, (i) initiate, solicit, take any action to knowingly facilitate or knowingly encourage the submission of, any Acquisition Proposal, (ii) engage in any discussions or negotiations with, furnish any confidential or non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books, records, work papers and other confidential or non-public documents related to the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, knowingly participate in, knowingly facilitate or knowingly encourage any effort by any Third Party that the Company has knowledge is seeking to make, or has made, an Acquisition Proposal (provided that, the Company may (x) inform any such Third Party of the existence of the provisions contained in this Section 5.3 and (y) request factual clarifications from a Third Party making a bona fide written Acquisition Proposal that did not result from a violation of this Section 5.3 (including actions or omissions by Representatives that would be a violation of this Section 5.3 if done by the Company) for the purpose of the Company Board informing itself about such Acquisition Proposal and the Third Party making it), (iii) grant any waiver or release under, or otherwise fail to enforce, any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries (provided, that the Company Board may grant a waiver or release under any such standstill or similar agreement if the Company Board determines in good faith, after consultation with its outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company), (iv) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of the DGCL, or (v) enter into any agreement in principle, letter of intent, indication of interest, merger agreement, acquisition agreement, option agreement or other similar agreement relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

(b) Except as expressly permitted by this Section 5.3, from and after the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, neither the Company Board nor any committee thereof shall (i) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any Acquisition Proposal, (ii) withdraw, change or qualify, in a manner adverse to Parent or Merger Sub, or propose publicly to withdraw, change or qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (iii) publicly make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Board of Directors of the type contemplated by Rule 14d-9(f) under the Exchange Act in accordance with Section 5.3(g), (iv) other than with respect to a tender or exchange offer described in clause (iii), following the date any Acquisition Proposal or any material modification thereto is publicly announced, fail to issue a press release reaffirming the Company Board Recommendation within the earlier of three (3) Business Days prior to the Company Meeting and ten (10) Business Days after a request by Parent to do so (it being understood that Parent may make such request only once for each public announcement), (v) fail to include the Company Board Recommendation in the Proxy Statement or (vi) resolve or agree to do any of the foregoing (any action set forth in the foregoing clauses (i) through (v) or (vi) of this sentence (to the extent related to the foregoing clauses (i) through (v) of this sentence), a “Change of Board Recommendation”).

(c) Notwithstanding anything to the contrary contained in Section 5.3(a)(i) or (ii), if at any time following the date hereof and prior to the receipt of the Company Stockholder Approval, the Company receives a bona fide written Acquisition Proposal from a Third Party that did not result from a violation of this Section 5.3 (including actions or omissions by Representatives that would be a violation of this Section 5.3 if done by the Company), the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, based on information then available, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and the Company Board determines in good faith, after consultation with its outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company, then the Company may (i) furnish information with respect to the Company and its Subsidiaries to the Third Party making such Acquisition Proposal and its Representatives pursuant to one or more Acceptable Confidentiality Agreements and (ii) participate in discussions or negotiations with the Third Party making such Acquisition Proposal regarding such Acquisition Proposal; provided that (y) prior to providing information or engaging in discussions or negotiations concerning an Acquisition Proposal, the Company shall notify Parent in writing of its intention to do so and (z) any non-public information concerning the Company or its Subsidiaries provided or made available to any Third Party shall, to the extent not previously provided or made available to Parent or Merger Sub, be provided or made available to Parent or Merger Sub or its Representatives prior to or substantially concurrently with such information being provided or made available to such Third Party.

(d) From and after the date hereof, the Company shall promptly notify Parent in the event that the Company or its Representatives receives any Acquisition Proposal or any indication, orally or in writing, that a Third Party is considering making an Acquisition Proposal (such notice in any event must be given within twenty-four (24) hours after any director or officer of the Company is made aware of any of the foregoing). Such notice shall identify the Third Party making such Acquisition Proposal or such indication and the Company shall provide to Parent a copy of such Acquisition Proposal or such indication (or, where no such copy is available, a reasonable description of such Acquisition Proposal or such indication). The Company shall keep Parent reasonably informed, on a reasonably current basis, of the status and details of any such Acquisition Proposal or indication and shall promptly (but in no event later than twenty-four (24) hours after receipt) provide to Parent copies of all written documentation sent to or provided to the Company or any of its Subsidiaries, or written summaries of any material oral communications, that in either case sets forth the terms or conditions of any Acquisition Proposal, including any material amendment to the key terms or conditions of any such Acquisition Proposal.

(e) Notwithstanding anything to the contrary contained in Section 5.3(b), if the Company receives a bona fide written Acquisition Proposal from a Third Party that was made after the date hereof that did not result from a violation of this Section 5.3 (including actions or omissions by Representatives that would be a violation of this Section 5.3 if done by the Company), the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes a Superior Proposal and the Company Board determines in good faith, after consultation with its outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company, the Company Board may at any time prior to the receipt of the Company Stockholder Approval, effect a Change of Board Recommendation with respect to such Superior Proposal and/or terminate this Agreement pursuant to Section 7.1(f), in either case subject to the requirements of this Section 5.3(e). Notwithstanding the foregoing, the Company shall not be entitled to effect a Change of Board Recommendation pursuant to this Section 5.3(e) or terminate this Agreement pursuant to Section 7.1(f) unless:

(i) the Company shall have provided to Parent at least four (4) Business Days’ prior written notice (the “Notice Period”) of the Company’s intention to take such action, which notice shall specify the material terms and conditions of such Acquisition Proposal, and shall have provided to Parent a copy of the available proposed transaction agreement to be entered into in respect of such Acquisition Proposal;

(ii) during the Notice Period, if requested by Parent, the Company shall have, and shall have caused its Representatives to have, engaged in good faith negotiations with Parent regarding any amendment to this Agreement proposed in writing by Parent and intended to cause the relevant Acquisition Proposal to no longer constitute a Superior Proposal; and

(iii) the Company Board shall have considered in good faith any adjustments and/or proposed amendments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be irrevocably offered in writing by Parent (the “Proposed Changed Terms”) no later than 11:59 a.m., New York City time, on the last day of the Notice Period and shall have determined in good faith, after consultation with its financial advisors and outside counsel that the Superior Proposal would continue to constitute a Superior Proposal even if such Proposed Changed Terms were to be given effect and that the failure to take such action would continue to be inconsistent with its fiduciary duties to the stockholders of the Company.

In the event of any amendment to the financial terms or other material terms of such Superior Proposal offered by the Third Party making such Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 5.3(e) with respect to such new written notice, except that the Notice Period shall be the longer of the remaining time of the prior Notice Period and two (2) Business Days with respect to any such revised Superior Proposal.

(f) Notwithstanding anything to the contrary contained in Section 5.3(b), the Company Board may at any time prior to the receipt of the Company Stockholder Approval effect a Change of Board Recommendation if (y) the Company Board determines that an Intervening Event has occurred and is continuing and (z) the Company Board determines in good faith, after consultation with outside counsel, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would be inconsistent with its fiduciary duties to the stockholders of the Company. Notwithstanding the foregoing, the Company shall not be entitled to effect a Change of Board Recommendation unless:

(i) the Company shall have provided to Parent at least four (4) Business Days’ prior written notice of the Company’s intention to take such action, which notice shall advise Parent of the material information and facts relating to such Intervening Event, and state that the Company Board intends to make a Change of Board Recommendation, together with a reasonably detailed description of the reasons for making a Change of Board Recommendation;

(ii) (A) during such four (4) Business Day period the Company shall have, and shall have caused its Representatives to have, negotiated in good faith with Parent to the extent Parent wishes to negotiate to make such adjustments to the terms and conditions of this Agreement as would enable the Company Board to proceed with the Company Board Recommendation and (B) at the end of such four (4) Business Day period, the Company Board shall have determined, in consultation with outside legal counsel and its independent financial advisor, and giving due consideration to such revisions proposed by Parent, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would continue to be inconsistent with its fiduciary duties to the stockholders of the Company (it being understood and agreed that any material change to the facts and circumstances relating to such Intervening Event shall require a new written notification from the Company; provided that for the purposes of any such new notification the reference to “four (4) Business Days” in Section 5.3(f)(i) shall be deemed to be “two (2) Business Days”).

(g) Nothing contained in this Section 5.3 shall prohibit the Company Board from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act so long as any action taken or statement made to so comply is consistent with this Section 5.3, or (ii) making any disclosure to the stockholders of the Company if the Company Board determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to the stockholders of the Company or violate applicable Law; provided that any such action taken, statement made or disclosure in clauses (i) or (ii) that relates to an Acquisition Proposal shall be deemed to be a Change of Board Recommendation unless the Company Board expressly reaffirms the Company Board Recommendation in such statement or in connection with such action. Notwithstanding anything herein to the contrary, the issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9(f) promulgated under the Exchange Act, shall not constitute a Change of Board Recommendation.

(h) For purposes of this Agreement:

(i) “Acquisition Proposal” means any bona fide proposal, whether or not in writing, for the (A) direct or indirect acquisition or purchase of a business or assets that constitutes twenty percent (20%) or more of the net revenues, net income or the assets (based on the fair market value thereof) of the Company and its Subsidiaries, taken as a whole, (B) direct or indirect acquisition or purchase of twenty percent (20%) or more of any class of equity securities or capital stock of the Company or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or (C) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or Persons beneficially owning twenty percent (20%) or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the net revenues, net income or assets of the Company and its

Subsidiaries, taken as a whole, or (D) any combination of the foregoing (in each case other than the Merger).

(ii) “Intervening Event” means any event, change, effect, development, state of facts, condition or occurrence that is material to the Company and its Subsidiaries, taken as a whole, that was not known to, or reasonably foreseeable by, the Company Board as of or prior to the date of this Agreement, and that became known to the Company Board after the date hereof; provided, that in no event shall the receipt, existence or terms of any Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Acquisition Proposal constitute an Intervening Event.

(iii) “Superior Proposal” means a bona fide written Acquisition Proposal (with references in the definition thereof to “twenty percent (20%) or more” being deemed to be replaced with references to “fifty percent (50%) or more”) that the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, taking into account such factors as the Company Board considers in good faith to be appropriate (including the conditionality, timing, financing and likelihood of consummation of such proposals), is more favorable from a financial point of view to the Company’s stockholders than the Merger.

5.4 SEC Filings; Other Actions

(a) As promptly as reasonably practicable (and in no event later than twenty (20) Business Days) after the execution of this Agreement, the Company shall prepare and file a preliminary version of the Proxy Statement with the SEC, which shall, subject to Section 5.3, include the Company Board Recommendation. Parent and Merger Sub, and their counsel, shall be given a reasonable opportunity to review and comment on the Proxy Statement before it is filed with the SEC, and the Company shall give due consideration to any reasonable additions, deletions or changes suggested thereto by Parent and Merger Sub or their counsel. The Company shall use all reasonable best efforts to respond as promptly as practicable to comments by the SEC staff in respect of the Proxy Statement and to have the Proxy Statement cleared by the SEC and its staff under the Exchange Act as promptly as practicable after such initial filing. The Company shall provide Parent and its counsel with copies of any written comments, and shall provide them a summary of any oral comments, that the Company or its counsel receive from the SEC or its staff with respect to the Proxy Statement as promptly as practicable after receipt of such comments, and any written or oral responses thereto. Parent and its counsel shall be given a reasonable opportunity to review and comment on any such responses and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Parent and its counsel, including by participating with the Company or its counsel in any material discussions or meetings with the SEC. Parent and Merger Sub shall furnish all information that is customarily included in a proxy statement prepared in connection with transactions of the type contemplated by this Agreement concerning themselves and their affiliates as promptly as practicable after the date hereof.

(b) The Company shall cause the definitive Proxy Statement to be filed with the SEC and mailed to the Company’s stockholders as promptly as reasonably practicable after the preliminary Proxy Statement has been filed with the SEC pursuant to Section 5.4(a) and either the SEC has indicated that it does not intend to review such Proxy Statement or the SEC has indicated that its review of such Proxy Statement has been completed and, accordingly, the SEC staff advises that it has no further comments to such Proxy Statement.

(c) The Company shall use its reasonable best efforts to cause the Proxy Statement at the date that it (and any amendment or supplement thereto) is first published, sent, or given to the stockholders of the Company and at the time of the Company Meeting, to (i) comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and (ii) not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) The Company shall, as soon as reasonably practicable following the date of this Agreement, establish a record date (and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith) for and, subject to the other provisions of this Agreement, as promptly as reasonably practical after the filing of the definitive Proxy Statement with the SEC, take all action necessary in accordance with the DGCL, the Company Charter, and the Company Bylaws to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Meeting”), which shall be scheduled for a date that is not later than thirty (30) Business Days following the date on which the definitive version of the Proxy Statement is first mailed to the Company’s stockholders. The Company shall not submit any proposals for approval at the Company Meeting without the prior written consent of Parent, other than the proposal to seek the Company Stockholder Approval, a “say-on-pay” proposal to approve, on a non-binding, advisory basis, the compensation of the Company’s named executive officers, and a proposal to adjourn the Company Meeting to a later date or dates if necessary to solicit additional proxies if there are insufficient votes to adopt this Agreement at the Company Meeting. Subject to a Change of Board Recommendation in accordance with Section 5.3, the Company shall include the Company Board Recommendation in the Proxy Statement and use all reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement (including by postponing or adjourning the Company Meeting to allow additional solicitation of proxies in order to obtain the Company Stockholder Approval if necessary). Once the Company Meeting has been scheduled by the Company, the Company shall not adjourn, postpone, reschedule or recess the Company Meeting without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed); provided that, the Company may, and shall at Parent’s request, postpone or adjourn the Company Meeting from time to time (i) if a quorum has not been established, (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Meeting, (iii) to allow reasonable additional time to solicit additional proxies if necessary in order to obtain the Company Stockholder Approval or (iv) if required by applicable Law; provided, however, that the Company meeting shall not be postponed or adjourned as a result of clause (i) or clause (iii) above for a period of more than twenty (20) Business Days in the aggregate without the prior written consent of Parent. The Company agrees that, unless this Agreement is terminated pursuant to Section 7.1, its obligations pursuant to this Section 5.4 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any

Acquisition Proposal or Change of Board Recommendation. The Company shall provide updates to Parent with respect to the proxy solicitation for the Company Meeting (including interim results) as reasonably requested by Parent.

5.5 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, including using such reasonable best efforts in connection with (i) preparing and filing as promptly as practicable with any Governmental Entity or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Entity or other Third Party that are necessary, proper or advisable to consummate the Transactions.

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make or cause to be made (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten (10) Business Days after the date hereof and (ii) any required or advisable filings under any Competition Laws of any non-U.S. jurisdictions or under any foreign investment Laws with respect to the transactions contemplated hereby as promptly as practicable after the date hereof. Each of Parent and the Company shall respond as promptly as practicable to any inquiries received from any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Each party hereto shall, subject to Section 5.5(d), (i) notify the other parties of any substantive communication to that party from any Governmental Entity, and, subject to applicable Law, permit the other parties to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity, (ii) promptly furnish the other parties with copies of all correspondence, filings and written communications between it and its Representatives, on the one hand, and such Governmental Entity, on the other hand, with respect to this Agreement and the Transactions, (iii) not agree to participate in any substantive meeting or discussion with any Governmental Entity in respect of any filings, investigation or inquiry concerning any competition or antitrust matters in connection with this Agreement or the Transactions unless it consults with the other parties in advance and, to the extent permitted by such Governmental Entity, gives the other parties the opportunity to attend and participate thereat and (iv) furnish the other parties with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective Representatives on the one hand, and any Governmental Entity or members or their respective staffs on the other hand, with respect to any competition or antitrust matters in connection with this Agreement. Any materials exchanged in connection with this Section 5.5 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning valuation or other competitively sensitive material, and the parties may, as they deem advisable and necessary, designate any materials provided to the other under this Section 5.5 as “outside counsel only.”

(c) Without limiting this Section 5.5, but subject to the remainder of this Section 5.5(c), Parent and the Company shall take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to resolve, avoid or eliminate each and every impediment under any applicable Competition Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as promptly as practicable (and in any event, no later than the Extended Outside Date), including using their reasonable best efforts to lift or rescind any injunction or restraining order or other order of any Governmental Entity prohibiting the parties from consummating the Transactions in accordance with the terms of this Agreement, including reasonably pursuing administrative and judicial appeal up to the Outside Date; provided, however, that nothing in this Section 5.5 or anything else in this Agreement shall require Parent or any of its Subsidiaries to (and neither the Company nor any of its Subsidiaries shall, or shall offer or agree to, do any of the following without Parent’s prior written consent): (i) (A) sell, divest or discontinue any portion of the assets, liabilities, activities, businesses or operations of Parent or its Subsidiaries or the Company or its Subsidiaries, or (B) accept any other remedy with respect to any assets, liabilities, activities, businesses or operations of Parent or any of its Subsidiaries or the Company or any of its Subsidiaries, if in the case of clauses (A) and (B), the cumulative effect of any such divestitures and remedies would adversely impact projected EBITDA for the first year after Closing from Parent’s or any of its Subsidiaries’ (including at or after the Closing, the Company’s and any of its Retained Subsidiaries’) operations as set forth in Section 5.5(c) of the Company Disclosure Schedule by more than $25,000,000 annually; or (ii) require Parent or any of its Subsidiaries (including at or after the Closing, the Company and any of its Retained Subsidiaries) to provide prior notice to, or to obtain prior approval from any Governmental Entity unless such requirement to provide prior notice to, or to obtain prior approval from, any Governmental Entity would be immaterial to Parent and its Subsidiaries (including, at or after the Closing, the Company and its Retained Subsidiaries), taken as a whole (any of the actions described in the preceding clauses (i) and (ii), a “Burdensome Condition”). Notwithstanding the foregoing, at the written request of Parent, the Company shall, and shall cause its Subsidiaries to, agree to take any action that would constitute a Burdensome Condition so long as, in the case of actions described in clause (i) of the definition of Burdensome Condition, such action is conditioned upon the occurrence of the Closing.

(d) Parent shall, upon consultation with the Company and in consideration of the Company’s views in good faith, be entitled to direct the defense of this Agreement and the Transactions before any Governmental Entity and to take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, Governmental Entities, in each case, with respect to (i) the expiration or termination of any applicable waiting period relating to the Merger under the HSR Act or (ii) obtaining any consent, approval, waiver, clearance, authorization or permission from a Governmental Entity. The parties hereto acknowledge and agree that the obligations of Parent hereunder shall not include any requirement of Parent to defend any proceeding challenging this Agreement or the consummation of the Transactions beyond the applicable Outside Date.

(e) Neither Parent nor Merger Sub shall acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in,

or by any other manner), any Person (or portion thereof) who operates in the Medical Waste Disposal industry, or otherwise acquire or agree to acquire any assets that are used in the Medical Waste Disposal industry, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any permits, orders or other approvals of any Governmental Entity necessary to consummate the Merger or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Entity seeking an Order prohibiting the consummation of the Merger, (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise, or (iv) delay or prevent the consummation of the Merger.

5.6 Certain Notices and Acknowledgements. From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 7, unless prohibited by applicable Law, each party shall give prompt notice to the other parties if any of the following occur: (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such Person is or may be required in connection with the Transactions; (b) receipt of any notice or other communication from any Governmental Entity or NASDAQ (or any other securities market) in connection with the Transactions (other than such communications contemplated in Section 5.5, which shall be governed by such Section); (c) any Proceedings are commenced or, to such party’s knowledge (or, in the case of the Company or its Subsidiaries, to the Knowledge of the Company), threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that relate to the consummation of the Transactions; or (d) such party becoming aware of any fact, event or circumstance, that could reasonably be expected to cause any condition to the Merger set forth in Article 6 not to be satisfied on or prior to the Outside Date. The delivery of any such notice pursuant to this Section 5.6 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice and any failure to deliver such notice (in and of itself) shall not be taken into account in determining whether the conditions set forth in Article 6 have been satisfied or give rise to any termination set forth in Article 7. Parent acknowledges and agrees, and shall cause any successor in interest thereto to acknowledge and agree, (i) to be bound by, and continue to comply with, the obligations described in the DPA applicable to the Company and its Subsidiaries and any acquiror or successor thereof, including pursuant to paragraph 23 of the DPA and (ii) that the DOJ’s ability to determine a breach under the DPA is applicable and is in full force and effect.

5.7 Public Announcements. The initial press release issued by Parent and the Company with respect to the execution of this Agreement shall be reasonably agreed upon by Parent and the Company. Thereafter, so long as this Agreement is in effect, Parent and Merger Sub, on the one hand, and the Company, on the other, shall not issue any press release, make any public statement or have any communication with the press (whether or not for attribution) with respect to the Merger or this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance and shall give due consideration to all reasonable comments suggested thereto.

Notwithstanding the foregoing, the restrictions set forth in this Section 5.7 shall not apply to any public release or public announcement (x) made or proposed to be made by the Company in connection with an Acquisition Proposal, a Superior Proposal, a Change of Board Recommendation or an Intervening Event or any action taken pursuant thereto, in each case, that does not violate Section 5.3 or (y) in connection with any dispute between the parties regarding this Agreement or the Transactions. The press release announcing the execution and delivery of this Agreement shall not be issued prior to the approval of each of the Company and Parent. The Company shall file one or more current reports on Form 8-K with the SEC attaching the announcement press release and a copy of this Agreement as exhibits.

5.8 Employee Benefit Matters

(a) During the period commencing at the Closing Date and ending on the date that is twelve (12) months following the Closing Date, Parent shall provide or cause the Parent Subsidiaries, including the Surviving Corporation, to provide to each employee of the Company and its Subsidiaries immediately prior to the Effective Time who as of the Closing, continue their employment with Parent, the Surviving Corporation or any Subsidiaries or affiliates thereof (each a “Continuing Employee”), during any period of such Continuing Employee’s employment with the Surviving Corporation following the Closing, (i) annual base salary or hourly wage rate, as applicable, that is not less than such annual base salary or hourly wage rate, as applicable, provided to such Continuing Employee immediately prior to the Effective Time, (ii) a target annual and quarterly cash bonus and incentive commission opportunity that is not less than the target annual and quarterly cash bonus and incentive commission opportunity provided to such Continuing Employee immediately prior to the Effective Time, (iii) long-term incentive compensation opportunities that are no less favorable than the long-term incentive compensation opportunities provided to such Continuing Employees immediately prior to the Effective Time, and (iv) other benefits that are no less favorable, in the aggregate, than such other benefits provided to similarly situated employees of Parent.

(b) The Company, or one of its affiliates shall pay each Service Provider who is eligible as of immediately prior to the Effective Time for a bonus under the annual incentive bonus program applicable to such Service Provider (the “Annual Bonus Program”), a pro-rated bonus for the calendar year in which the Closing Date occurs (to the extent such bonus is not otherwise paid prior to the Effective Time), based on the number of days of such calendar year which have lapsed prior to and including the Closing Date, as determined in accordance with the terms of the applicable plan in good faith by the Company Board (or the Compensation Committee of the Company Board) based on the greater of target and actual performance levels as of the Effective Time (or a date reasonably proximate thereto), and measured on a pro-rated basis as determined by the Company Board (or the Compensation Committee of the Company Board). Following the Closing Date, Continuing Employees shall be eligible for a pro-rata bonus for the remainder of the calendar year in which the Closing Date occurs under an annual incentive bonus program no less favorable than the Annual Bonus Program, subject to the terms and conditions of such annual incentive bonus program and any compensation guarantees set forth in Section 5.8(a) above. The Company and Parent shall use commercially reasonable efforts to agree upon a mechanism for communicating the bonus amounts that shall be paid pursuant to this Section 5.8(b) and the timing of such payments.

(c) Without limiting the generality of Section 5.8(a), from and after the Effective Time, Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to, assume, honor and continue until all obligations thereunder have been satisfied, all of the Company’s employment and retention plans, policies, programs, agreements and arrangements, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with applicable Law or as consented to by the parties thereto. In addition, without limiting the generality of Section 5.8(a), from and after the Effective Time and during the period ending on the date that is twelve (12) months following the Closing Date or, if sooner, until all obligations thereunder have been satisfied, Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to provide severance or termination benefits for each Continuing Employee equal to the greater of (i) the Company’s severance and termination plans, policies, programs, agreements and arrangements, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with applicable Law or as consented to by the parties thereto or (ii) Parent’s applicable severance, retention and termination plans, policies, programs, agreements and arrangements for similarly situated employees of Parent.

(d) With respect to benefit plans maintained by Parent or any of the Parent Subsidiaries, including the Surviving Corporation (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, each Continuing Employee’s service with the Company or any of its Subsidiaries, as reflected in the Company’s records, shall be treated as service with Parent or any of the Parent Subsidiaries, including the Surviving Corporation; provided that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(e) Parent shall, or shall cause the Parent Subsidiaries (including the Surviving Corporation) to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, evidence of insurability, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of the Parent Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and dependents) will be eligible to participate from and after the Effective Time.

(f) Parent acknowledges and agrees that the consummation of the Closing shall constitute a change in control (or term of similar import) of the Company for purposes of the Company Benefit Plans and any awards thereunder. Without limiting the generality of the foregoing, Parent shall, and shall cause the Company and its Subsidiaries to, honor the Company’s retention program providing for retention payments to certain individuals set forth on Section 5.8(f) of the Company Disclosure Schedule in connection with the provision of services relating to the Merger to such individuals and on the terms as set forth on Section 5.8(f) of the Company Disclosure Schedule (the “Retention Program”). Following the Effective Time, Parent, the Surviving Corporation or one of the Parent Subsidiaries shall pay or cause to be paid such retention payments pursuant to the terms of the Retention Program.

(g) If requested by Parent in writing at least thirty (30) days prior to the Effective Time, subject to the terms of any such Company Benefit Plan and applicable Law, the Company shall (i) terminate any Company Benefit Plan qualified under Section 401(a) of the Code and containing a Code Section 401(k) cash or deferred arrangement (a “Company 401(k) Plan”), (ii) fully vest each employee in their account balance in such Company 401(k) Plan, and (iii) make or cause to be made to the Company 401(k) Plan, all employer contributions that would have been made on behalf of the employees had the transaction contemplated by this Agreement not occurred, regardless of any service or end-of-year employment requirements, but prorated for the portion of the plan year that ends on the Closing Date, in each case, effective at least one day prior to the Closing Date (the “ERISA Effective Date”). Prior to the ERISA Effective Date, the Company shall provide Parent with unexecuted resolutions of its or, as applicable, its Subsidiary’s board of directors authorizing such termination and amending any such Company 401(k) Plan commensurate with its termination to the extent necessary to comply with applicable Law for Parent’s review and comment, and shall provide Parent with duly executed versions of such documentation no later than the ERISA Effective Date. The Company shall also use commercially reasonable efforts to take and/or cause its Subsidiaries to take such other actions in furtherance of the termination of each Company 401(k) Plan as Parent may reasonably require, including such actions as Parent may require prior to the Effective Time to support Parent obtaining a determination letter with respect to the termination of each Company 401(k) Plan following the ERISA Effective Date. If the Company 401(k) Plan is terminated pursuant to this Section 5.8(g), then on the Closing Date (such that there is no gap in 401(k) plan participation), Parent shall permit all Continuing Employees who were eligible to participate in the Company 401(k) Plan immediately prior to the ERISA Effective Date to participate in Parent’s 401(k) plan immediately as of the Closing Date and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated Company 401(k) Plan, including any outstanding participant loans, to Parent’s 401(k) plan.

(h) Notwithstanding anything in this Agreement to the contrary, with respect to any Continuing Employees who are covered by a Labor Contract, Parent’s obligations under this Section 5.8 shall be in addition to, and not in contravention of, any obligations under the applicable Labor Contract or applicable Law. Prior to the Closing Date, if and to the extent required by applicable Law, the Company shall provide notice of the transactions contemplated by this Agreement to the unions identified in Section 3.12(b) of the Company Disclosure Schedule, and shall comply with the terms of the respective Labor Contracts and all applicable Laws in connection therewith. At all times following the Closing Date, Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to, comply with the terms and conditions of all applicable Labor Contracts, as may be amended from time to time.

(i) Without limiting the generality of Section 8.10, the provisions of this Section 5.8 are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.8 shall create such rights in any such individuals. Nothing contained in this Agreement shall: (i) guarantee employment for any period of time or preclude the ability of Parent, the Surviving Corporation or their respective affiliates to terminate the employment of any Continuing Employee at any time and for any reason; (ii) require Parent, the Surviving Corporation or any of their respective affiliates to continue any Company Benefit Plan or other employee benefit plans, programs or Contracts or prevent the amendment, modification or termination thereof following the Closing; or (iii) amend any Company Benefit Plans or other employee benefit plans, programs or Contracts.

5.9 Indemnification.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify, defend and hold harmless, and shall advance expenses as incurred, to the fullest extent permitted under (i) applicable Law, (ii) the Company Charter, the Company Bylaws or similar organizational documents in effect as of the date of this Agreement and (iii) any Contract of the Company or its Subsidiaries in effect as of the date of this Agreement (each, an “Indemnification Agreement”), each present and former director and officer of the Company and its Subsidiaries (in each case, when acting in such capacity) (each, an “Indemnitee” and, collectively, the “Indemnitees”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, whenever asserted, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including in connection with this Agreement or the Transactions.

(b) Parent agrees that all rights to exculpation, indemnification and advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions) existing as of the Effective Time in favor of the current or former directors or officers of the Company or any of its Subsidiaries as provided in its certificates of incorporation, bylaws or other organizational documents shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the applicable party’s certificate of incorporation and bylaws or similar organizational documents in effect as of the date of this Agreement or in any Indemnification Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors or officers of the Company or its Subsidiaries; provided that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding.

(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that the Company shall give Parent a reasonable opportunity to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto; provided further that the cost of any such tail policy shall not exceed 300% of the aggregate annual premium paid by the Company in respect of the D&O Insurance (which amount is set forth in Section 5.9(c) of the Company Disclosure Schedule).

(d) In the event that either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each case, Parent shall, and shall cause the Surviving Corporation to, cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 5.9.

(e) The provisions of this Section 5.9 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee and his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter, the Company Bylaws or similar organizational documents in effect as of the date of this Agreement or in any Contract of the Company in effect as of the date of this Agreement. The obligations of Parent under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.9 applies unless the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9).

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or employees, it being understood and agreed that the indemnification or advancement of expenses provided for in this Section 5.9 is not prior to or in substitution for any such claims under such policies.

5.10 Parent Agreements Concerning Merger Sub. During the period from the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 7, Merger Sub shall not engage in any activity of any nature except for activities contemplated by, related to or in furtherance of the Transactions (including enforcement of its rights under this Agreement) or as provided in or contemplated by this Agreement. Parent shall take all action necessary to cause Merger Sub to perform its covenants, agreements, obligations and undertakings under this Agreement in accordance with the terms of this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth herein. For the avoidance of doubt, any violation of the obligations of Merger Sub under this Agreement shall also be deemed to be a breach of this Agreement by Parent.

5.11 Takeover Statutes. If any state takeover Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote Shares (including any “control share acquisition,” “fair price,” “business combination” or other similar takeover Law) becomes or is deemed to be applicable to the Company, Parent or Merger Sub, the Merger or any other Transactions, then the Company and the Company Board shall use reasonable best efforts to take all action reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

5.12 Section 16 Matters. Prior to the Effective Time, the Company and Parent shall take all such steps as may be reasonably necessary to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.13 Stockholder Litigation. The Company shall give Parent reasonable opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors and officers relating to the Transactions, including the Merger, and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. The Company shall promptly notify Parent of any such litigation and shall keep Parent reasonably and promptly informed with respect to the status thereof.

5.14 Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ to enable the de-listing by the Surviving Corporation of the Shares from the NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and the Surviving Corporation shall cause the Company’s securities to be de-listed from the NASDAQ and deregistered under the Exchange Act as promptly as practicable following the Effective Time.

5.15 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes incurred by the parties hereto in connection with the Merger shall be borne by Parent. The parties hereto shall cooperate in good faith in the filing of any Tax Returns with respect to any such Taxes and the minimization, to the extent reasonably permissible under applicable Law, of the amount of any such Taxes.

5.16 FIRPTA Certificate. The Company shall deliver to Parent at Closing (a) a duly executed certification of the Company, prepared in accordance with Treasury Regulations Sections 1.897-2(g) and (h) and 1.1445-2(c), dated as of the Closing Date, certifying that no interest in the Company is a “United States real property interest” within the meaning of Section 897(c) of the Code, and (b) a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2). The Company hereby authorizes Parent to deliver such certificate and notice to the IRS on behalf of the Company upon the Closing.

5.17 Actions with Respect to Existing Change of Control Notes.

(a) Reasonably promptly after the receipt of any written request by Parent to do so, the Company shall use commercially reasonable efforts to, or to cause the issuer of the Existing Change of Control Notes to, take the following actions on such terms and conditions that are consistent with the requirements of the Existing Change of Control Notes: (i) make an offer to purchase with respect to all of the outstanding aggregate principal amount of the Existing Change of Control Notes (the “Debt Tender Offer”), (ii) commence one or more consent solicitations to amend the Indenture to remove the significant negative covenants and default provisions therefrom with respect to the Existing Change of Control Notes, (iii) commence one or more Change of Control Offers (as defined in the Indenture) for the Existing Change of Control Notes such that the requirements to make a Change of Control Offer under the Indenture with respect to the Existing Change of Control Notes shall have been satisfied and (iv) on or after the Closing Date, purchase each Existing Change of Control Note validly tendered pursuant to the Debt Tender Offer and validly tendered and not withdrawn pursuant to the Change of Control Offer (the transactions described in clauses (i) through (iv) above, the “Change of Control Refinancing”), and Parent shall assist the Company in connection with any Change of Control Refinancing.

(b) Notwithstanding the foregoing, (x) the closing of any Change of Control Refinancing shall be conditioned on the occurrence of the Closing and funded by amounts provided by Parent or one of its Subsidiaries and the Company and its Subsidiaries shall not be required to issue redemption notices, offers to purchase or exchange, consent solicitations or similar notices or offers that are not conditioned on the effectiveness of the Closing, and (y) the Company and its Subsidiaries shall not be required to take any action in violation of applicable Law or the Indenture in connection with any Change of Control Refinancing. The Company shall provide, shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with any Change of Control Refinancing. If at any time prior to the completion of the Change of Control Refinancing any information in such documentation should be discovered by the Company or Parent that should be set forth in an amendment or supplement to such documentation, so that such documentation shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement prepared by Parent (subject to the review of, and comment by, the Company) describing such information shall be disseminated by or on behalf of the Company or its Subsidiaries to the holders of the Existing Change of Control Notes.

(c) Parent shall prepare all necessary and appropriate documentation (including, if applicable, all mailings to the holders of the Existing Change of Control Notes and all SEC filings) in connection with any Change of Control Refinancing. Parent and the Company shall reasonably cooperate with each other in the preparation of such documentation, which shall be subject to the prior review of, and comment by, the Company. Parent shall give reasonable and good faith consideration to reflecting any comments raised by the Company and its counsel.

(d) Parent shall promptly, upon request by the Company, reimburse the Company for all documented reasonable out-of- pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.17 and the fees and expenses of any deal managers, information agent, depository or other agent retained in connection with any Change of Control Refinancing shall be paid directly by the Parent. Without duplication of any amounts reimbursed by Parent pursuant to the immediately foregoing sentence, Parent shall indemnify and hold harmless the Company, its affiliates and their respective officers, advisors and Representatives from and against any and all losses, damages, claims, costs, expenses, interests, awards, judgments and penalties suffered or incurred by any of them or any type in connection with any Change of Control Refinancing and/or the provision of information utilized in connection therewith to the fullest extent permitted by applicable Law.

(e) Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 6.3, as it applies to the Company’s obligations under this Section 5.17, shall be deemed satisfied unless (i) the Company has failed to satisfy its obligations in any material respect under this Section 5.17, (ii) Parent has notified the Company of such failure in writing a reasonably sufficient amount of time prior to the Closing to afford the Company with a reasonable opportunity to cure such failure and the Company does not cure such breach and (iii) the Company does not cure such failure.

5.18 Financing Cooperation.

(a) During the period from the date of this Agreement to the Effective Time, the Company and its Subsidiaries shall cooperate in good faith and use commercially reasonable efforts, including by providing any readily available financial information, to assist Parent in connection with its Debt Financing in anticipation of the consummation of the Merger and the other transactions contemplated by this Agreement.

Notwithstanding the foregoing, prior to the Closing Date, neither the Company nor any of its Subsidiaries:

(A) shall be required to approve, execute or deliver any documentation related to the Debt Financing, in each case, is not effective or conditioned, as applicable, upon the Closing or that would not terminate without liability to the Company or any of its affiliates upon the termination of this Agreement;

(B) shall be required to incur any liability or obligation (including any indemnification obligation) in connection with the Debt Financing that is not contingent on the Closing, or pay any commitment or other fee in connection with the Debt Financing prior to the Closing;

(C) shall be obligated to provide any financial (or other) information that (1) is not produced in the ordinary course of business, (2) is not required to be provided pursuant to the terms of the documentation governing the existing indebtedness of the Company, or (3) cannot be produced or provided without unreasonable cost or expense;

(D) shall be required to take any action other than at Parent’s request and with reasonable prior notice;

(E) shall be required to take any action that would conflict with, violate or result in a breach of or default under its organizational documents or any material Contract or Law to which it or its property is bound;

(F) shall be required to take any action that could subject any director, manager, officer or employee of the Company to any actual or potential personal liability;

(G) shall be required to provide access to or disclose information that the Company determines in good faith (after consultation with counsel) would jeopardize any attorney client privilege of, or conflict with any confidentiality requirements applicable to and binding upon, the Company or any of its Subsidiaries;

(H) shall be required to take any action to the extent it could cause any representation or warranty in this Agreement to be breached, cause any condition to the Closing set forth in Article 6 to fail to be satisfied or otherwise cause any breach of this Agreement; and

(I) shall be required to deliver or cause the delivery of any legal opinions or accountants’ comfort letters or reliance letters in connection with the Debt Financing.

(b) Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective affiliates and Representatives from and against any and all losses, liabilities, claims, damages, reasonable and documented out-of-pocket costs and reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 5.18 and any information utilized in connection therewith (other than to the extent such loss, liability, claim, damage, cost or expense arises from the bad faith, gross negligence or willful misconduct of the Company, its Subsidiaries, any of their respective affiliates or any of their respective Representatives).

(c) Parent shall, promptly upon written request of the Company, reimburse the Company, its Subsidiaries or their affiliates, as the case may be, for all reasonable and documented out-of-pocket costs and expenses incurred by the Company, its Subsidiaries or their respective affiliates in connection with the cooperation required by this Section 5.18.

(d) Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 6.3, as it applies to the Company’s obligations under this Section 5.18, shall be deemed satisfied unless (i) the Company has failed to satisfy its obligations in any material respect under this Section 5.18, (ii) Parent has notified the Company of such failure in writing a reasonably sufficient amount of time prior to the Closing to afford the Company with a reasonable opportunity to cure such failure and (iii) the Company does not cure such failure and such failure is the primary cause of Parent’s failure to receive the proceeds of the Debt Financing.

(e) The Company shall use commercially reasonable efforts to (a) deliver to Parent at least three (3) Business Days prior to the Closing Date customary payoff letters from the administrative agent or other applicable parties under the indebtedness set forth in Section 5.18 of the Company Disclosure Schedule and make arrangements for such administrative agent or other applicable parties to deliver, subject to the receipt of the applicable payoff amounts, releases of all related Liens to Parent and termination of all related guarantees at, and subject to the occurrence of, the Closing and (b) if requested by Parent, facilitate Parent’s or Merger Sub’s repayment of such indebtedness substantially concurrently with the Closing (including by executing any such payoff letters or related documents regarding the release of Liens or termination of guarantees).

(f) Parent acknowledges and agrees that obtaining the Debt Financing is not a condition to its obligations under this Agreement. If the Debt Financing has not been obtained, Parent shall continue to be obligated, until such time as this Agreement is terminated in accordance with its terms and subject to the waiver or fulfillment of the conditions set forth herein, to complete the transactions contemplated by this Agreement.

5.19 Updated Schedule and Information. On or prior to July 2, 2024, the Company will provide Parent with (a) an updated Section 3.16(a)(i) of the Company Disclosure Schedule solely to add a complete and correct list, as of such date, of Contracts that (or, together with additional related Contracts with the same Person or its affiliates) (i) are expected to involve the payment of amounts by the Company or any of its Subsidiaries in North America of more than $5,000,000 but less than $10,000,000 in the aggregate for fiscal year 2024, (ii) are expected to involve the receipt of amounts by the Company or any of its Subsidiaries of more than $5,000,000 but less than $10,000,000 in the aggregate for fiscal year 2024 and (iii) are customer Contracts that provide for a duration (as of signing) of more than five years and (b) a then current Contractor Schedule; provided, however, that for purposes of satisfying the conditions set forth in Section 6.3, the truth and accuracy of the information provided pursuant to the foregoing clauses (a) and (b) shall be relevant solely for purposes of Section 6.3(a)(iv) (and not for purposes of Section 6.3(b)).

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party under this Agreement. The respective obligations of each party to consummate the Merger shall be subject to the satisfaction

(or waiver, if permissible under applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) The Company Stockholder Approval shall have been obtained.

(b) Any applicable waiting period, together with any extensions thereof, under the HSR Act shall have expired or been terminated and all waivers, consents, clearances, approvals and authorizations under the Competition Laws and foreign investment Laws set forth on Section 6.1(b) of the Company Disclosure Schedule with respect to the Transactions (together, with the HSR Act, “Specified Law”) shall have been obtained (or, as applicable, the waiting periods with respect thereto shall have expired or been terminated) and shall remain in full force and effect.

(c) The consummation of the Merger shall not then be restrained, enjoined or prohibited by any Order (whether temporary, preliminary or permanent) of any Governmental Entity of competent jurisdiction and no applicable Law shall have been enacted to prohibit or make illegal the consummation of the Merger, in each case, other than an Immaterial Order or Law.

6.2 Conditions to Obligations of the Company under this Agreement. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) Each representation and warranty of Parent and Merger Sub contained in this Agreement, without giving effect to any qualifications as to materiality or Parent Material Adverse Effect or other similar qualifications contained therein, shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), and except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true and correct, a Parent Material Adverse Effect.

(b) Parent and Merger Sub shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing Date.

(c) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by an executive officer of Parent, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

6.3 Conditions to Obligations of Parent and Merger Sub under this Agreement. The obligations of Parent and Merger Sub to effect the Merger are further subject to the fulfillment (or waiver by Parent and Merger Sub) at or prior to the Effective Time of the following conditions:

(a) Each representation and warranty of the Company (i) contained in the first two sentences of Section 3.1 (Corporate Organization), Section 3.3 (Authority; Execution and Delivery; Enforceability), Section 3.4(a)(i) (No Conflict), Section 3.21 (Opinion of Financial Advisor) and Section 3.22 (Broker’s Fees) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time); (ii) contained in Section 3.2(a) (Capitalization) shall be true and correct (except for de minimis inaccuracies) in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time), (iii) contained in Section 3.6(b) shall be true and correct in all respects at and as of the date of the Agreement and at and as of the Closing Date; and (iv) otherwise set forth in Article 3, without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein, shall be true and correct at and as of the Closing Date as though made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except in the case of this clause (iv) as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true and correct, a Company Material Adverse Effect.

(b) The Company shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) A Company Material Adverse Effect shall not have occurred since the date of this Agreement and be continuing.

(d) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by an executive officer of the Company, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b), and Section 6.3(c) have been satisfied.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated, and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, whether before or (subject to the terms hereof) after receipt of the Company Stockholder Approval, by action taken or authorized by the board of directors of the terminating party or parties:

(a) By mutual written consent of Parent and the Company, by action of their respective boards of directors, at any time prior to the Effective Time;

(b) By either the Company or Parent, if the Company Stockholder Approval shall not have been obtained upon a vote taken at the Company Meeting duly convened therefor or any adjournment or postponement thereof;

(c) By either the Company or Parent, if at any time prior to the Effective Time, any Governmental Entity of competent jurisdiction shall have issued an Order or enacted a Law (in each case, other than an Immaterial Order or Law) permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger, and such Order or other action shall have become final and non-appealable; provided that neither the Company nor Parent shall be permitted to terminate this Agreement pursuant to this Section 7.1(c) if there has been any material breach by such party of its covenants contained in this Agreement, and such breach has primarily caused or resulted in the imposition of such Order or Law;

(d) By either the Company or Parent if the Effective Time shall not have occurred on or before June 3, 2025 (the “Initial Outside Date”); provided that in the event that at the Initial Outside Date, all of the conditions in Article 6 other than Section 6.1(b) or Section 6.1(c) (solely with respect to Orders related to the HSR Act or any other Specified Law) have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date), or have been waived by Parent and Merger Sub or the Company, as applicable, then the Outside Date shall automatically be extended to December 3, 2025 (the “First Extended Outside Date”); provided, further, that in the event that at the First Extended Outside Date, all of the conditions in Article 6 other than Section 6.1(b) or Section 6.1(c) (solely with respect to Orders related to the HSR Act or any other Specified Law) have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date), or have been waived by Parent and Merger Sub or the Company, as applicable, then Parent shall have the right, but not the obligation, to extend the Outside Date to up to June 3, 2026 by written notice to the Company delivered no later than the First Extended Outside Date (the “Final Extended Outside Date”); provided, further, neither the Company nor Parent shall be permitted to terminate this Agreement pursuant to this Section 7.1(d) if there has been any material breach by such party of its representations, warranties or covenants contained in this Agreement, and such breach has primarily caused or resulted in the failure of the Closing to have occurred prior to the Initial Outside Date or the Extended Outside Date, as the case may be;

(e) By Parent, at any time prior to the receipt of the Company Stockholder Approval, if the Company Board shall have effected a Change of Board Recommendation, whether or not in compliance with Section 5.3 (it being understood and agreed that any written notice of the Company’s intention to make a Change of Board Recommendation prior to effecting such Change of Board Recommendation as required by and in accordance with Section 5.3(e)(i) or Section 5.3(f)(i) shall not result in Parent or Merger Sub having any termination rights pursuant to this Section 7.1(e));

(f) By the Company, at any time prior to the receipt of the Company Stockholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal in compliance with Section 5.3; provided that the Company shall prior to or concurrently with such termination pay the Company Termination Fee to or for the account of Parent pursuant to Section 7.3(a);

(g) By Parent, at any time prior to the Effective Time, if: (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement, in each case, such that any condition to the Merger contained in Section 6.3(a) or Section 6.3(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent shall have delivered to the Company written notice of such breach and (iii) such breach is not capable of cure prior to the applicable Outside Date or, if curable by the Outside Date, such breach shall not have been cured by the earlier of (A) the Outside Date and (B) thirty (30) days after receipt by the Company of written notice of such breach; provided that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if there has been any material breach by Parent or Merger Sub of its representations, warranties or covenants contained in this Agreement, and such breach shall not have been cured in all material respects; or

(h) By the Company, at any time prior to the Effective Time, if: (i) there has been a breach by Parent or Merger Sub of any of its representations, warranties or covenants contained in this Agreement, in each case, such that any condition to the Merger contained in Section 6.2(a) or Section 6.2(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) the Company shall have delivered to Parent written notice of such breach and (iii) either such breach is not capable of cure prior to the applicable Outside Date or, if curable by the Outside Date, such breach shall not have been cured by the earlier of (A) the Outside Date and (B) thirty (30) days after receipt by Parent of written notice of such breach; provided that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) if there has been any material breach by the Company of its representations, warranties or covenants contained in this Agreement, and such or breach shall not have been cured in all material respects.

7.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail and this Agreement shall forthwith become void and have no further force and effect (other than the second sentence of Section 5.2(b), Section 7.2, Section 7.3, and Article 8, each of which shall survive termination of this Agreement), and there shall be no liability or obligation on the part of Parent, Merger Sub, or the Company or their respective Subsidiaries, officers, directors or Representatives, except with respect to the second sentence of Section 5.2(b), Section 7.2, Section 7.3, and Article 8; provided that, subject to Section 7.3, nothing herein shall relieve any party from liabilities or damages incurred or suffered as a result of fraud or Willful and Material Breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective representations, warranties, covenants or other agreements set forth in this Agreement.

7.3 Termination Fees.

(a) The parties hereto agree that if this Agreement is terminated by Parent pursuant to Section 7.1(e) or the Company pursuant to Section 7.1(f), then the Company shall pay to Parent prior to or concurrently with such termination, in the case of a termination by the Company, or within two (2) Business Days thereafter, in the case of a termination by Parent, the Company Termination Fee. The “Company Termination Fee” means one hundred and seventy five million dollars ($175,000,000).

(b) The parties hereto agree that if (i) this Agreement is terminated pursuant to Section 7.1(b), Section 7.1(d) (and as of such termination, the Company Stockholder Approval shall not have been obtained) or Section 7.1(g), (ii) after the date hereof and prior to such termination, an Acquisition Proposal has been publicly announced or otherwise been communicated to the Company Board and (iii) the Company enters into a definitive agreement with respect to, or recommended to its stockholders, an Acquisition Proposal or an Acquisition Proposal shall have been consummated in any event within twelve (12) months after such termination, then the Company shall pay the Company Termination Fee to Parent, substantially concurrently with the occurrence of the applicable event described in clause (iii). For purposes of this Section 7.3(b), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(h)(i), except that the references to “20%” shall be deemed to be references to “50%”.

(c) The parties hereto agree that if this Agreement is terminated by Parent or the Company pursuant to (i) Section 7.1(c) and the applicable Order or Law giving rise to such termination right is issued under or pursuant to any Specified Law or (ii) Section 7.1(d) and, in either case of clause (i) or (ii), on the date of termination the only conditions to closing set forth in Section 6.1 or Section 6.2 that have not been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing which conditions would be capable of being satisfied at the Closing if the Closing Date were on the date of termination) are the conditions set forth in Section 6.1(b) or Section 6.1(c) (but only if the applicable Order or Law causing such condition not to be satisfied is issued under or pursuant to any Specified Law), then Parent shall pay two hundred and sixty two million five hundred thousand dollars ($262,500,000) (the “Parent Termination Fee”) to the Company at or prior to the time of termination in the case of a termination by Parent, or as promptly as reasonably practicable (and, in any event, within two (2) Business Days following such termination) in the case of a termination by the Company; provided, however, that Parent shall not be required to pay the Parent Termination Fee to the Company if there has been a material breach by the Company of its covenants contained in this Agreement and such breach has primarily caused or resulted in (x) the applicable Order or Law giving rise to such termination pursuant to Section 7.1(c) or (y) the failure of the conditions in Section 6.1(b) or Section 6.1(c), as applicable, to have been satisfied.

(d) All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent, or in the absence of such designation, an account established for the sole benefit of Parent.

(e) Each of the parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement. Accordingly, if a party fails promptly to pay any amount due pursuant to this Section 7.3, and the other party commences a Proceeding that results in a judgment against the failing party for the amount set forth in this Section 7.3 or a portion thereof, the failing party shall pay to the other party all fees, costs and expenses of enforcement (including attorney’s fees as well as expenses incurred in connection with any such action), together with interest on the amount of any unpaid fee, cost or expense at the prime rate as published in The Wall Street Journal plus five (5%) percent from the date such fee, cost or expense was required to be paid to (but excluding) the payment date. For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee or Parent be required to pay the Parent Termination Fee on more than one occasion.

(f) The parties agree that (i) the monetary remedies set forth in this Section 7.3 and the specific performance remedies set forth in Section 8.14 shall be the sole and exclusive remedies of the Company and its Subsidiaries against Parent, Merger Sub and any of their respective former, current or future directors, officers, stockholders, Representatives or affiliates for any loss suffered as a result of the failure of the Merger to be consummated and none of Parent, Merger Sub and any of their respective former, current or future directors, officers, stockholders, Representatives or affiliates (each, a “Parent Related Party” and collectively, the “Parent Related Parties”) shall have any further liability or obligation relating to or arising out of this Agreement or the Merger or the transactions contemplated by this Agreement; provided, however, that, subject to Section 7.3(g), this Section 7.3(f)(i) shall not relieve the Parent or Merger Sub of any liability or damages to the Company as a result of actual fraud with respect to the representations and warranties set forth in this Agreement or a Willful and Material Breach of any covenant, agreement or obligation set forth in this Agreement (in which case only Parent and Merger Sub shall be liable for damages for such fraud or Willful and Material Breach); and (ii) the monetary remedies set forth in this Section 7.3 and the specific performance remedies set forth in Section 8.14 shall be the sole and exclusive remedies of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or affiliates for any loss suffered as a result of the failure of the Merger to be consummated and upon payment of such amount, none of the Company and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or affiliates (each, a “Company Related Party” and collectively, the “Company Related Parties”) shall have any further liability or obligation relating to or arising out of this Agreement or the Merger or the transactions contemplated by this Agreement; provided, however, that, subject to Section 7.3(g), this Section 7.3(f)(ii) shall not relieve the Company of any liability or damages to Parent or Merger Sub as a result of actual fraud with respect to the representations and warranties set forth in this Agreement or a Willful and Material Breach of any covenant, agreement or obligation set forth in this Agreement (in which case only the Company shall be liable for damages for such fraud or Willful and Material Breach).

(g) Notwithstanding anything herein to the contrary, (i) in circumstances where the Company Termination Fee is paid in accordance with Section 7.3(a) or Section 7.3(b) (except, in the case of Section 7.3(b), where this Agreement was terminated pursuant to Section 7.1(g)), Parent’s receipt of the Company Termination Fee from or on behalf of the Company shall be Parent’s and Merger Sub’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against the Company and its Subsidiaries and any of the Company Related Parties for all losses and damages suffered as a result of the failure of the Merger or the other Transactions to be consummated, for any breach or failure to perform hereunder or otherwise, and upon payment of such amount, no such Person shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby and (ii) in circumstances where the Parent Termination Fee is paid in accordance with Section 7.3(c), the Company’s receipt of the Parent Termination Fee from or on behalf of Parent shall be the Company’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against Parent and its Subsidiaries and any of the Parent Related Parties for all losses and damages suffered as a result of the failure of the Merger or the other Transactions to be consummated, for any breach or failure to perform hereunder or otherwise, and upon payment of such amount, no such Person shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

7.4 Amendment. This Agreement may be amended by each of the Company, Parent and Merger Sub by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided that, after receipt of the Company Stockholder Approval, no amendment may be made which, by applicable Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company’s stockholders without such approval. This Agreement may not be amended except by an instrument in writing signed by the each of the parties hereto.

7.5 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) unless prohibited by applicable Law, waive compliance by the other with any of the agreements or covenants contained herein; provided that after receipt of the Company Stockholder Approval, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company’s stockholders hereunder without the approval of such stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. None of the representations, warranties or covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time except that this Section 8.1 shall not limit any covenant or agreement of the parties (a) which by its terms contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein and (b) set forth in this Article 8.

8.2 Fees and Expenses. Subject to Section 7.2 and Section 7.3, all fees and expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same. Notwithstanding the foregoing, all filing fees required under the HSR Act and other applicable Competition Laws with respect to the transactions contemplated by this Agreement shall be paid in their entirety by Parent.

8.3 Notices. Any notices or other communications to any party required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) on the fifth (5th) Business Day after dispatch by registered or certified mail, (b) on the next Business Day if transmitted by national overnight courier or (c) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to Parent or Merger Sub, addressed to it at:

Waste Management, Inc.
800 Capitol Street, Suite 3000
Houston, TX 77002

Attention:	Charles C. Boettcher
Email:	[***]

with a copy to (for information purposes only):

Vinson & Elkins L.L.P.
845 Texas Avenue, Suite 4700
Houston, TX 77002
Attention:	Stephen M. Gill
Douglas E. McWilliams
Email:	sgill@velaw.com
dmcwilliams@velaw.com

If to the Company, addressed to it at:

Stericycle, Inc.
2355 Waukegan Road
Bannockburn, IL 60015
Attention:	Kurt M. Rogers
Email:	[***]

with a copy to (for information purposes only):

Latham & Watkins LLP
330 North Wabash Ave, Suite 2800
Chicago, IL 60611
Attention:	Bradley C. Faris
Max Schleusener
Email:	bradley.faris@lw.com
max.schleusener@lw.com

8.4 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that (a) contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and (b) does not prohibit compliance by the Company, as applicable, with any of the provisions of Section 5.3.

“affiliate” means, as to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Applicable Date” means January 1, 2022.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in New York, New York are authorized or obligated by applicable Law to close.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Intellectual Property” means the Intellectual Property that is owned by or licensed to the Company or any of its Subsidiaries, which is used in the business of the Company and its Subsidiaries.

“Company Material Adverse Effect” means any change, event, occurrence or development (an “Effect”) that, individually or in the aggregate, has a material adverse effect on the business, condition (financial or otherwise), assets or results of operations of the Company and its Subsidiaries, taken as a whole; provided that adverse Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to a Company Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b) and (c) of the below shall be so considered to the extent (and only to the extent) such Effect disproportionately impacts the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries: (a) changes or proposed changes in applicable Laws, GAAP or the interpretation or enforcement thereof, (b) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which the Company or its Subsidiaries operate in the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (d) actions or omissions required of the Company under this Agreement or taken or not taken at the request of, or with the consent of, the Parent or any of its affiliates, (e) the announcement, pendency or consummation of this Agreement and the Merger, including the identity of, or the effect of any fact or circumstance relating to, the Parent or any of its affiliates or any communication by Parent or any of its affiliates regarding plans, proposals or projections with respect to the Company, its Subsidiaries or their employees (including any impact on the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, lenders, employees or partners); provided that this clause (e) shall not apply to a breach of any representation or warranty related to the announcement, pendency or consummation of the transactions contemplated hereby, (f) any Proceeding arising from allegations of breach of fiduciary duty or violation of applicable Law relating to this Agreement or the Transactions, (g) changes in the trading price or trading volume of Shares or any suspension of trading, or any changes in the ratings or the ratings outlook for the Company by any applicable rating agency or changes in any analyst’s recommendations or ratings with respect to the Company (provided that, subject to the other exceptions set forth herein, the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred) or (h) any failure by the Company or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (provided that, subject to the other exceptions set forth herein, the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred).

“Company Owned Intellectual Property” means Company Intellectual Property that is owned by the Company or any of its Subsidiaries.

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any other country or jurisdiction, including the HSR Act, the Sherman Act, the Clayton Act, and the Federal Trade Commission Act, in each case, as amended and other similar competition or antitrust laws of any jurisdiction other than the United States.

“Contract” or “Contracts” means any of the agreements, arrangements, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, purchase and sale orders and other legal commitments to which in each case a Person is a party or to which any of the properties or assets of such Person or its Subsidiaries are subject.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of capital stock or other Equity Interests, as trustee or executor, by Contract or credit arrangement or otherwise.

“Debt Commitment Letter” means the commitment letter, if any, by and among the lenders party thereto (and any lenders who become party thereto by joinder in accordance with the terms thereof) and Parent, as may be amended, supplemented, replaced, extended or otherwise modified from time to time after the date of this Agreement.

“Debt Financing” means the debt financing described in the Debt Commitment Letter.

“DOJ” means the United States Department of Justice, Criminal Division, Fraud Section.

“DPA” means that certain Deferred Prosecution Agreement, entered on April 18, 2022, by the United States District Court for the Southern District of Florida (Case No. 22-CR-20156).

“Environmental Claims” means any Proceeding, investigation, order, demand, allegation, accusation or notice (written or oral) by any Person or entity alleging actual or potential liability arising out of or relating to any Environmental Laws, Environmental Permits or the presence in, or Release into, the environment of, or exposure to, any Hazardous Materials, but shall not include any claims related to products liability.

“Environmental Laws” means any and all applicable, federal, state, provincial, local or foreign Laws, and all rules or regulations promulgated thereunder, regulating or relating to Hazardous Materials, pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the protection of health and safety of persons (to the extent it relates to exposures to Hazardous Materials).

“Environmental Permits” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“Equity Award Exchange Ratio” means the quotient obtained by dividing the (a) Merger Consideration by (b) an amount equal to the average of the closing sale prices of a share of Parent common stock as reported on NYSE for each of the five (5) consecutive trading days ending with the complete trading day immediately before (and excluding) the Closing Date.

“Equity Interest” means (a) any share, capital stock, partnership, limited liability company, member or similar equity or voting interest in any Person, (b) any option, warrant, call, subscription, commitment, Contract or other right to acquire from such Person, or other obligation of such Person to issue, any share, capital stock, partnership, limited liability company, member or similar equity or voting interest in such Person, (c) any security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity or voting interest, and (d) any restricted share, restricted stock unit, stock appreciation right, performance unit, contingent value right, “phantom” stock or similar security (i.e., any share, capital stock, partnership, limited liability company, member or similar equity or voting interest in any Person).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company would be deemed to be a single employer for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Change of Control Notes” means the Company’s 3.875% senior notes due 2029 which were issued pursuant to the Indenture.

“Existing Credit Agreement” means that certain Credit Agreement dated September 30, 2021, by and among the Company, certain subsidiaries of the company from time to time party thereto as guarantors, Bank of America, N.A., as administrative agent, swing line lender, a lender and a letter of credit issuer and the other lenders party thereto, as amended, restated, replaced, supplemented or otherwise modified from time to time.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

“Financing Related Parties” means any former, current or future general or limited partners, stockholders, managers, members, agents, Representatives, affiliates, successors or assigns of the Financing Sources.

“Financing Source” means each lender under the Debt Commitment Letter (including any replacement Debt Commitment Letter) and any agent, arranger, investor, potential lender, potential agent, potential arranger, potential investor, underwriter, initial purchaser and placement agent providing, or potentially providing or acting in connection with, any Debt Financing, and any affiliates and Representatives of any such Person.

“Franchise Agreement” means any Contract to which any the Company or any of its Subsidiaries is a party or by which any of the Company or its Subsidiaries or their respective properties are bound and that grants or purports to grant any person the right to develop or operate a business under any brand (including “Shred-it”) within one or more countries, states, provinces or other geographic areas, or any specific location, together with all amendments and agreements related thereto.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Government Official” means any officer or employee of any Governmental Entity acting in an official capacity for or on behalf of such Governmental Entity.

“Governmental Entity” means any national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing, administrative or prosecutorial functions of or pertaining to government.

“Hazardous Materials” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, in each case, that is regulated under any Environmental Law, including (i) petroleum and petroleum products, including crude oil and any fractions thereof, (ii) natural gas, synthetic gas and any mixtures thereof, (iii) polychlorinated biphenyls, (iv) asbestos or asbestos-containing materials, (v) radioactive materials and (vi) per- and polyfluoroalkyl substances.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Immaterial Order or Law” means any Order or Law that is and will be, if the Transactions are consummated, immaterial to Parent and its Subsidiaries (including from and after the Closing, the Company and its Subsidiaries), taken as a whole; provided that in no event shall approval under the HSR Act or as set forth in Section 5.5(b) of the Company Disclosure Schedule be deemed to be an Immaterial Order or Law.

“Indenture” means that certain Indenture, dated as of November 24, 2020, between Stericycle, Inc., the guarantors from time to time party thereto and U.S. Bank National Association.

“Information Privacy Laws” means any Laws or Orders pertaining to privacy, data protection or data transfer, including all privacy and security breach disclosure Laws.

“Information Privacy Requirements” means, as applicable to the Company, the Company’s Subsidiaries, or the Parent or the Merger Sub, as the case may be (i) any Information

Privacy Laws, (ii) binding industry regulations (including, if applicable, the Payment Card Industry Data Security Standard (PCI DSS)), (iii) the Company, the Company’s Subsidiaries, or the Parent or the Merger Sub’s own published rules, policies, and procedures, and (iv) contracts into which the Company, the Company’s Subsidiaries, or the Parent or the Merger Sub have entered or by which they are otherwise bound.

“Intellectual Property” means all intellectual property rights or similar proprietary rights recognized under the Laws of any jurisdiction throughout the world, including all: (a) patents and patent applications (including divisions, continuations, continuations in part, provisionals, and renewal applications), and any renewals, reexaminations, substitutions, extensions or reissues thereof; (b) trademarks, service marks, trade dress, trade names, and Internet domain names, other indications of origin, all applications and registrations in connection therewith and the goodwill associated with any of the foregoing; (c) all copyrights and other intellectual property rights in works of authorship and all applications and registrations in connection therewith; (d) intellectual property rights in computer software (including source code, object code, firmware, and operating systems); and (e) all trade secrets, and other intellectual property rights in confidential information, know-how, inventions, improvements, specifications, algorithms, designs, data and databases.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” means (a) when used with respect to the Company, the actual knowledge after reasonable inquiry of the individuals listed in Section 8.4(a) of the Company Disclosure Schedule (the Company’s “knowledge parties”); and (b) when used with respect to Parent or Merger Sub, the actual knowledge after reasonable inquiry of the individuals listed in Section 8.4(a) of the Parent Disclosure Schedule.

“Law” means any national, provincial, state, municipal and local laws, statutes, ordinances, rules, regulations of any Governmental Entity or any Orders, in each case, having the force of law.

“Lien” means with respect to any property, Equity Interest or asset, any mortgage, deed of trust, hypothecation, lien, encumbrance, pledge, charge, security interest, right of first refusal, right of first offer, adverse claim, adverse right, restriction on transfer or assignment, covenant or option of any kind or nature whatsoever, whether contingent or absolute, or any agreement, option, right or privilege (whether by applicable Law, Contract or otherwise) capable of becoming any of the foregoing, in respect of such property, Equity Interest or asset.

“Medical Waste Disposal” means disposal or treatment of (i) biohazardous, biomedical, infectious or regulated medical waste as defined under federal, state or local law; (ii) waste known or reasonably expected to contain a pathogen; (iii) a waste or reusable material derived from the medical treatment of an animal or human, which includes diagnosis and immunization, or from biomedical research, which includes the production and testing of biological products; (iv) containerized sharps waste or (v) non-hazardous pharmaceutical waste.

“NASDAQ” means The NASDAQ Global Select Market and any successor stock exchange or inter dealer quotation system operated by The Nasdaq Stock Market, LLC or any successor thereto.

“Open Source Software” means any software that is licensed pursuant to: (a) any license that is a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL) or (b) any license to software that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation.

“Order” means any judgment, order, ruling, decision, writ, injunction, decree or arbitration award of any Governmental Entity.

“ordinary course of business” means any action taken by the Company or any of its Subsidiaries in the ordinary course of the Company’s and its Subsidiaries’ business consistent with past practice.

“Outside Date” means the Initial Outside Date, the First Extended Outside Date or the Final Extended Outside Date, as applicable.

“Parent Material Adverse Effect” means any Effect that prevents or materially impairs or delays the consummation of the Merger or performance by Parent or Merger Sub of any of their material obligations under this Agreement.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings and that are adequately reserved for in the applicable financial statements of the Company in accordance with GAAP, (b) Liens in favor of landlords, vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances arising by operation of Law in the ordinary course of business for amounts not yet due and payable and that do not, individually or in the aggregate, materially impair or interfere with the use of the assets or otherwise materially impair business operations as presently conducted, (c) non-exclusive licenses of Intellectual Property granted in the ordinary course of business, (d) (i) matters of records that do not secure indebtedness otherwise prohibited hereunder and that do not materially impair or interfere with from the use of the Company Real Property to which they relate as presently used, (ii) Liens that would be disclosed by a current, accurate survey or physical inspection of such real property, (iii) applicable building, zoning and land use regulations, and (iv) other imperfections or irregularities in title, charges, restrictions and other encumbrances or similar Liens that do not materially detract from the use of the Company Real Property to which they relate, (e) Liens incurred in the ordinary course of business in connection with any purchase money security interests, equipment leases or similar ordinary course financing arrangements that are not overdue, (f) Liens that are rights of set-off, bankers’ liens or similar non-consensual Liens relating to deposit accounts or securities accounts in favor of banks, other depositary institutions and securities intermediaries solely to secure payment of fees and similar costs and expenses and arising in the ordinary course of business, (g) purported Liens evidenced by the filing of precautionary UCC financing statements relating solely to operating leases or consignments of personal property entered into the ordinary course of business, (h) Liens in favor of customs and revenue authorities arising as a matter of Law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business, (i) Liens pursuant to the Existing Credit Agreement and (j) such other Liens which would not, individually or in the aggregate, interfere materially with the ordinary conduct of the business of the Company and its Subsidiaries as currently conducted or materially detract from the use, occupancy, value or marketability of the property affected by such Lien.

“Person” means an individual, corporation, limited liability company, partnership, association, joint venture, trust, unincorporated organization, other entity or form of business or group (as defined in Section 13(d) of the Exchange Act), including a Governmental Entity.

“Proceedings” means all actions, suits, claims, litigation or proceedings, in each case, by or before any Governmental Entity.

“Proxy Statement” means a proxy statement or similar disclosure document relating to the adoption and approval of this Agreement by the Company’s stockholders.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, migrating, emitting, escaping or emptying into or upon the indoor or outdoor environment, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents, financing sources and other representatives.

“Retained Subsidiary” means a Subsidiary of the Company that is not the subject of any Contract that provides for such Subsidiary to be sold to any Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” of Parent, the Company or any other Person means any Person of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such Person, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such Person, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Tax Return” means any report, return (including any information return), claim for refund, election, estimated tax filing or declaration filed or required to be filed with a Governmental Entity in connection with the determination, assessment or collection of any Tax, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means any taxes (including assessments, fees, levies and other governmental charges in the nature of a tax) imposed by any Governmental Entity, including income, gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, capital, goods and services, environmental, unemployment, social security, stamp, custom, excise, real or personal property, alternative or add-on minimum or estimated taxes, together with any interest, penalty or addition thereto.

“Third Party” shall mean any Person other than Parent, Merger Sub and their respective affiliates and Representatives.

“Treasury Regulations” means the final or temporary regulations promulgated under the Code by the U.S. Department of the Treasury.

“Willful and Material Breach” means with respect to any material breach of a covenant or other agreement, that the breaching party intentionally took or failed to take action with Knowledge that the action so taken or omitted to be taken constituted a material breach of such covenant or agreement.

8.5 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“2021 Plan”	Section 3.2(a)

“2024 Capital Expenditure Budget”	Section 5.1(L)

“Acquisition Proposal”	Section 5.3(h)(i)

“Agreement”	Preamble

“Annual Bonus Program”	Section 5.8(b)

“Anticorruption Laws”	Section 3.9(c)

“Assumed Restricted Stock Unit Award”	Section 2.4(b)

“Book-Entry Shares”	Section 2.2(b)(ii)

“Burdensome Condition”	Section 5.5(c)

“Business Data”	Section 3.17(g)

“Certificate of Merger”	Section 1.2

“Certificates”	Section 2.2(b)(i)

“Change of Board Recommendation”	Section 5.3(a)

“Change of Control Refinancing”	Section 5.17(a)

“Closing”	Section 1.2

“Closing Date”	Section 1.2

“Company”	Preamble

“Company 401(k) Plan”	Section 5.8(g)

“Company Benefit Plan”	Section 3.11(a)

“Company Board”	Recitals

“Company Board Recommendation”	Section 3.3(b)

“Company Bylaws”	Section 3.1

“Company Charter”	Section 3.1

“Company Disclosure Schedule”	Article 3

“Company Equity Plans”	Section 3.2(a)

“Company ESPP”	Section 2.4(e)

“Company Lease Agreement”	Section 3.16(a)(iv)

“Company Leased Real Property”	Section 3.14(b)

“Company Material Contracts”	Section 3.16(b)

“Company Meeting”	Section 5.4(b)

“Company Option”	Section 2.4(a)

“Company Owned Real Property”	Section 3.14(a)

“Company Preferred Stock”	Section 3.2(a)

“Company Real Property”	Section 3.14(c)

“Company Registered Intellectual Property”	Section 3.17(a)

“Company Related Party”	Section 7.3(f)

“Company RSU”	Section 2.4(a)

“Company SEC Documents”	Section 3.5(a)

“Company SEC Financial Statements”	Section 3.5(c)

“Company Stockholder Approval”	Section 3.3(c)

“Company Termination Fee”	Section 7.3

“Confidentiality Agreement”	Section 5.2(b)

“Continuing Employee”	Section 5.8(a)

“D&O Insurance”	Section 5.9(c)

“Debt Tender Offer”	Section 5.17(a)

“DGCL”	Recitals

“Dissenting Shares”	Section 2.3

“Effect”	Section 8.4

“Effective Time”	Section 1.2

“ERISA Effective Date”	Section 5.8(g)

“Extended Outside Date”	Section 7.1(d)

“Final Exercise Date”	Section 2.4(e)

“Final Offering Periods”	Section 2.4(e)

“Foreign Benefit Plan”	Section 3.11(c)

“Indemnification Agreement”	Section 5.9(a)

“Indemnitee”	Section 5.9(a)

“Initial Outside Date”	Section 7.1(d)

“Intervening Event”	Section 5.3(h)(ii)

“IOC Exceptions”	Section 5.1

“IT Systems”	Section 3.17(f)

“Labor Contract”	Section 3.12(a)

“Malicious Code”	Section 3.17(f)

“Merger”	Recitals

“Merger Consideration”	Section 2.1(a)

“Merger Sub”	Preamble

“Money Laundering Laws”	Section 3.9(g)

“Multiemployer Plan”	Section 3.11(e)

“Non-Continuing Employee”	Section 2.4(b)

“Notice Period”	Section 5.3(e)(i)

“OFAC”	Section 3.9(f)

“Parent”	Preamble

“Parent Board”	Recitals

“Parent Disclosure Schedule”	Article 4

“Parent Related Party”	Section 7.3

“Parent Subsidiary”	Section 4.3(a)

“Parent Termination Fee”	Section 7.3

“Paying Agent”	Section 2.2(a)

“Permits”	Section 3.10

“Proposed Changed Terms”	Section 5.3(e)(iii)

“Retention Program”	Section 5.8(f)

“Sanctions”	Section 3.9(f)

“Service Provider”	Section 3.11(a)

“Shares”	Recitals

“Specified Law”	Section 6.1(b)

“Superior Proposal”	Section 5.3(h)(iii)

“Surviving Corporation”	Section 1.1(a)

“Transactions”	Section 1.1(a)

8.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.7 Severability. If any term or other provision (or part thereof) of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement (or parts thereof) shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law and in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

8.8 Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein or therein, are not intended to confer upon any other Person any rights or remedies hereunder or thereunder. Exhibits and Schedules annexed hereto or referred to hereby, including Exhibit A and Exhibit B hereto, are “facts ascertainable” as such term is used in Section 251(b) of the DGCL and, except as otherwise expressly provided herein, are not a part of this Agreement.

8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of each of the other parties, and any attempt to make any such assignment without such consent shall be null and void, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its affiliates at any time and, after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Sub of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.10 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except (a) as set forth in or contemplated by the terms and provisions of Section 5.9 (with respect to which the Indemnitees shall be third party beneficiaries), (b) as set forth in or contemplated by the terms and provisions of Section 7.3(f) and Section 7.3(g) (with respect to Company Related Parties and Parent Related Parties), (c) from and after the Effective Time, the rights of holders of Shares, Company Options and Company RSUs to receive the consideration set forth in this Agreement, (d) as set forth in or contemplated by the terms and provisions of Section 8.15 with respect to the Financing Sources and the Financing Related Parties (who shall be entitled to enforce such provision directly), or (e) prior to the Effective Time, for the right of the Company, on its own behalf and on behalf of the holders of Shares, Company Options and Company RSUs, to pursue damages in accordance with this Agreement (which may include, among other things, and the benefit of the bargain lost by such holders) in the event of a Willful and Material Breach hereof by Parent or Merger Sub of this Agreement, it being agreed that in no event shall any such holder be deemed to be a third party beneficiary of this Agreement or otherwise be entitled to enforce any of their rights, or any of Parent’s or Merger Sub’s obligations, under this Agreement in the event of any breach, but rather the Company shall have the sole and exclusive right, to the fullest extent permitted by Law, to do so as agent for such holders.

8.11 Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement, unless the context requires otherwise. The words “made available to Parent” and words of similar import refer to documents (a) posted to the data room maintained by the Company or its Representatives in connection with the transactions contemplated by this Agreement, (b) delivered in person or electronically to Parent, Merger Sub or any of their respective Representatives or (c) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, at least one (1) Business Day prior to the date of this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

8.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and all claims and causes of action arising in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, in the event such court does not have jurisdiction, any Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any Proceeding arising out of or relating to this Agreement or the Transactions, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in such Delaware State court or, to the extent permitted by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such Delaware State or Federal court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such Delaware State or Federal court. Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).

8.13 Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF, .tif, .jpg or similar format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.14 Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly, (a) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at Law or in equity,

(b) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at Law. The Company’s or Parent’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of a breach of this Agreement involving a Willful and Material Breach.

8.15 Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself and, to the extent permitted by Law, each of its controlled affiliates and Representatives acting on its behalf hereby: (a) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving any Financing Source or any Financing Related Party, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court, (b) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), (c) agrees not to bring or support or permit any of its controlled affiliates or Representatives acting on its behalf to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source or any Financing Related Party in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company in any such proceeding shall be effective if notice is given in accordance with Section 8.3, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against the Financing Sources and the Financing Related Parties in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Sources or Financing Related Parties will have any liability to the Company or any of its controlled affiliates or Representatives relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (h) agrees that the Financing Sources and Financing Related Parties are express third-party beneficiaries of, and may enforce, any of the provisions of this Section 8.15, and that such provisions shall not be amended in any way adverse to the Financing Sources or the Financing Related Parties without the prior written consent of the Financing Sources party to the Debt Commitment Letter. Notwithstanding the foregoing, nothing in this Section 8.15 shall in any way limit or modify the obligations of any Financing Source or Financing Related Party to Parent under the Debt Commitment Letter or the rights of Parent against the Financing Sources and Financing

Related Parties with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or managers thereunto duly authorized.

Parent:

WASTE MANAGEMENT, INC.

By:	/s/ James C. Fish Jr.
Name:	James C. Fish Jr.
Title:	Chief Executive Officer

Merger Sub:

STAG MERGER SUB INC.

By:	/s/ Mark A. Lockett
Name:	Mark A. Lockett
Title:	President

[Signature Page to Agreement and Plan of Merger]

The Company:

STERICYCLE, INC.

By:	/s/ Cindy J. Miller
Name:	Cindy J. Miller
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF

CERTIFICATE OF INCORPORATION

OF SURVIVING CORPORATION

EXHIBIT B

FORM OF BYLAWS

OF SURVIVING CORPORATION